Registration No. 333-83183
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Cova  Variable  Life  Account  Five
    (Exact  Name  of  Trust)

B.  Cova  Financial Life  Insurance  Company
    (Name  of  Depositor)

C.  4100 Newport Place Drive, Suite 840
    Newport Beach, CA 92600
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:
    Lorry  J.  Stensrud,  President
    Cova  Financial Life  Insurance  Company
    One  Tower  Lane,  Suite  3000
    Oakbrook  Terrace,  Illinois  60181-4644
    (800)  523-1661

    Copies  to:

    Judith A. Hasenauer                and Bernard J. Spaulding
    Blazzard, Grodd & Hasenauer, P.C.      Senior Vice President, General
    P.O. Box 5108                          Counsel and Secretary
    Westport, CT 06881                     Cova Financial Life Insurance
    (203) 226-7866                         Company
                                           One Tower Lane, Suite 3000
                                           Oakbrook Terrace, IL 60181-4644

E.  Flexible Premium Variable Life Insurance Policy
    (Title and amount of  securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
------------------------------------------------------------------------------

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Ownership

25            The Company

26            Expenses

27            The Company

28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Cova; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            Cova; Purchases

52            Investment Options

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements

---------------------------------------------------------------------

                                EXPLANATORY NOTE

This Registration Statement contains 46 portfolios of the various underlying investment options. Two versions (Version A and Version B) of the Prospectus will be created from this Registration Statement. The only differences between the two versions are the underlying investment options and the Illustrations. One version will contain 41 portfolios (Version A) and the other version will contain 6 portfolios (Version B). The distribution system for each version of the Prospectus will be different. The Prospectus contained in this Registration Statement contains two sets of Illustrations - one for Version A of the Prospectus and the other for Version B. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

----------------------------------------------------------------------



                                FLEXIBLE PREMIUM
                         VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY

                      COVA FINANCIAL LIFE INSURANCE COMPANY
                         COVA VARIABLE LIFE ACCOUNT FIVE

This prospectus describes the Flexible Premium Variable Life Insurance Policy that we are offering.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the following 46 Investment Funds listed below which are offered through our Separate Account (you can invest in up to 15 of the Investment Funds and the General Account at any one time). When you purchase a Policy, you bear the complete investment risk. This means that the Accumulation Account Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

AIM Variable Insurance Funds, Inc.
Advisor: A I M Advisors, Inc.
         AIM V.I. Capital Appreciation Fund
         AIM V.I. International Equity Fund
         AIM V.I. Value Fund

Alliance Variable Products Series Fund, Inc.
Advisor: Alliance Capital Management L.P.
         Premier Growth Fund
         Real Estate Investment Fund

Cova Series Trust
Advisor: J.P. Morgan Investment Management Inc.
         Select Equity Fund
         Small Cap Stock Fund
         International Equity Fund
         Quality Bond Fund
         Large Cap Stock Fund

Advisor: Lord, Abbett & Co.
         Bond Debenture Fund
         Mid-Cap Value Fund
         Large Cap Research Fund
         Developing Growth Fund
         Lord Abbett Growth and Income Fund

General American Capital Company
Advisor: Conning Asset Management Company
         Money Market Fund

Goldman Sachs Variable Insurance Trust
Advisor: Goldman Sachs Asset Management
         Goldman Sachs Growth and Income
         Fund

Advisor: Goldman Sachs Asset Management
International
         Goldman Sachs International Equity
         Fund
         Goldman Sachs Global Income Fund

Kemper Variable Series
Advisor: Scudder Kemper Investments, Inc.
         Kemper Small Cap Value Fund
         Kemper Government Securities Fund
         Kemper Small Cap Growth Fund

Liberty Variable Investment Trust
Advisor: Newport Fund Management Inc.
         Newport Tiger, Variable Series

MFS(R) Variable Insurance Trust(SM)
Advisor: MFS Investment Management(R)
         MFS Emerging Growth Fund
         MFS Research Fund
         MFS Growth With Income Fund
         MFS High Income Fund
         MFS Global Governments Fund

Oppenheimer Variable Account Funds
Advisor: OppenheimerFunds, Inc.
         Oppenheimer High Income Fund/VA
         Oppenheimer Bond Fund/VA
         Oppenheimer Capital Appreciation Fund/VA
         Oppenheimer Main Street Growth & Income
          Fund/VA
         Oppenheimer Strategic Bond Fund/VA

Putnam Variable Trust
Advisor: Putnam Investment Management, Inc.
         Putnam VT Growth and Income Fund-Class IA
             Shares
         Putnam VT International Growth Fund-Class IA
             Shares
         Putnam VT International New Opportunities
         Fund-Class IA Shares
         Putnam VT New Value Fund-Class IA Shares
         Putnam VT Vista Fund-Class IA Shares

Templeton Variable Products Series Fund
Advisor: Templeton Asset Management Ltd.
         Templeton Developing Markets Fund-
         Class 1

Advisor: Templeton Investment Counsel, Inc.
         Templeton International Fund-Class 1

Advisor: Franklin Mutual Advisers LLC
         Mutual Shares Investments Fund-
              Class 1

Russell Insurance Funds
Advisor: Frank Russell Investment
Management Company
         Multi-Style Equity Fund
         Aggressive Equity Fund
         Non-U.S. Fund
         Real Estate Securities Fund
         Core Bond Fund



Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Variable Life Insurance Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

The Policy:

         *        is not a bank deposit.
         *        is not federally insured.
         *        is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.

The SEC has not approved the Policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

DATE:
                                TABLE OF CONTENTS

SPECIAL TERMS.....................................................................................................2

SUMMARY  .........................................................................................................5
         The Variable Life Insurance Policy.......................................................................5
         Purchases................................................................................................5
         Investment Choices.......................................................................................6
         Expenses ................................................................................................9
         Death Benefit...........................................................................................11
         Taxes    ...............................................................................................11
         Access to Your Money....................................................................................12
         Other Information.......................................................................................12
         Inquiries...............................................................................................13

PART I   ........................................................................................................14
         The Variable Life Insurance Policy......................................................................14
         Purchases...............................................................................................14
                  Application For a Policy.......................................................................14
                  Premiums ......................................................................................14
                  Unscheduled Premiums...........................................................................15
                  Lapse and Grace Period.........................................................................15
                  Reinstatement..................................................................................16
                  Allocation of Premium..........................................................................16
                  Accumulation Account Value of your Policy......................................................17
                  Method of Determining Accumulation Account Value of an Investment
                           Fund..................................................................................17
                  Net Investment Factor..........................................................................18
                  Our Right to Reject or Return a Premium Payment................................................19
         Investment Funds........................................................................................19
                  Substitution and Limitations on Further Investments............................................22
                  Transfers......................................................................................22
                  Dollar Cost Averaging..........................................................................23
                  Portfolio Rebalancing..........................................................................24
         Expenses ...............................................................................................25
                  Tax Charges....................................................................................25
                  Sales Charge...................................................................................25
                  Selection and Issue Expense Charge.............................................................26
                  Monthly Policy Charge..........................................................................26
                  Monthly Cost of Insurance......................................................................26
                  Charges for Additional Benefit Riders..........................................................28
                  Mortality and Expense Risk Charge..............................................................28
                  Surrender Charge...............................................................................28
                  Transaction Charges............................................................................29
                  Investment Fund Expenses.......................................................................29
         DEATH BENEFIT...........................................................................................33
                  Change of Death Benefit........................................................................35
                  Change in Face Amount..........................................................................35
         TAXES    ...............................................................................................36
                  Life Insurance in General......................................................................36
                  Taking Money out of Your Policy................................................................36
                  Diversification................................................................................37
         ACCESS TO YOUR MONEY....................................................................................37
                  Policy Loans...................................................................................37
                  Loan Interest Charged..........................................................................38
                  Security ......................................................................................38
                  Repaying Policy Debt...........................................................................39
                  Partial Withdrawals............................................................................39
                  Pro-Rata Surrender.............................................................................40
                  Full Surrenders................................................................................41
         OTHER INFORMATION.......................................................................................41
                  Cova     ......................................................................................41
                  Distribution...................................................................................41
                  Year 2000......................................................................................42
                  The Separate Account...........................................................................42
                  Suspension of Payments or Transfers............................................................42
                  Ownership......................................................................................43
                  Adjustment of Charges..........................................................................44
         PART II.................................................................................................44
         Voting   ...............................................................................................49
         Executive Officers and Directors........................................................................
         Disregard  of Voting  Instructions......................................................................50
         Legal Opinions..........................................................................................50
         Our Right to Contest....................................................................................50
         Additional Benefits.....................................................................................
         Federal Tax Status......................................................................................51
                  Introduction...................................................................................51
                  Diversification................................................................................51
                  Tax Treatment of the Policy....................................................................53
                  Policy Proceeds................................................................................53
                  Tax Treatment of Loans And Surrenders..........................................................53
                  Multiple Policies..............................................................................55
                  Tax Treatment of Assignments...................................................................55
                  Qualified Plans................................................................................55
         Reports to Owners.......................................................................................55
         Legal Proceedings.......................................................................................55
         Experts  ...............................................................................................55
         Financial Statements....................................................................................56
         Appendix ...............................................................................................56


                                  SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

Accumulation Account Value - The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

Attained Age - The Issue Age of the Insured plus the number of completed Policy years.

Beneficiary - The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death. A Beneficiary may be changed as set forth in the Policy and this prospectus.

Cash Surrender Value - The Accumulation Account Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year, less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

Face Amount - The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attained Age 100.

General Account - Our assets other than those allocated to the Separate Account or any other separate account.

Indebtedness - The sum of all unpaid Policy loans and accrued interest on loans.

Insured - The person whose life is insured under the Policy.

Investment Funds - Investments within the Separate Account which we make available under the Policy.

Investment Start Date - The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

Issue Age - The age of the Insured at his or her nearest birthday as of the Issue Date.

Issue Date - The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

Loan Account - The account of Cova to which amounts securing Policy Loans are allocated. The Loan Account is part of Cova's General Account.

Loan Subaccount - A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Accumulation Account Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Accumulation Account Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

Monthly Anniversary - The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Premium - The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

Owner - The owner of a Policy, as designated in the application or as subsequently changed.

Policy - The flexible premium variable life insurance Policy offered by us and described in this prospectus.

Pro-Rata Surrender - A requested reduction of both the Face Amount and the Accumulation Account Value by a given percentage.

Separate Account - Cova Variable Life Account Five, a separate investment account established by Cova to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

Service Office - Cova Financial Life Insurance Company, P.O. Box 66757, St. Louis, MO 63166-6757.

Target Premium - A premium calculated when a Policy is issued, based on the Insured's age, sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

Valuation Date - Each day that the New York Stock Exchange (NYSE) is open for trading and Cova is open for business. Cova is open for business every day that the NYSE is open for trading.

Valuation Period - The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

The prospectus is divided into three sections: the Summary, Part I and Part II. The sections in the Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Part II contains even more detailed information.

                                     SUMMARY

The Variable Life Insurance Policy

The variable life insurance Policy is a contract between you, the owner, and us, an insurance company. The Policy provides for the payment of a death benefit to your selected Beneficiary upon the death of the person Insured. This death benefit is distributed free from Federal income taxes. The Policy can be used as part of your estate planning or used to save for retirement. The Insured is the person you choose to have insured under the Policy. You, the owner, can be the Insured, but you do not have to be.

The Policy described in this prospectus is a flexible premium variable life insurance Policy. The Policy is "flexible" because:

         *        the frequency and amount of premium payments can vary;
         *        you can choose between death benefit options; and
         *        you can change the amount of insurance coverage.

The Policy is "variable" because the Accumulation Account Value of your Policy, when allocated to the Investment Funds, may increase or decrease depending upon the investment results of the selected Investment Funds. The duration of your Policy may vary and, under certain circumstances, so may your death benefit.

So long as the Insured is alive, you can surrender the Policy for all or part of its Cash Surrender Value. You may also obtain a Policy loan, using the Policy as security. We will pay a death benefit when the Insured dies.

We make available a number of riders to meet a variety of your estate planning needs. The minimum face amount of insurance that we offer is $50,000.

Purchases

You purchase the Policy by completing the proper forms. Your registered representative can help you. In some circumstances, we may contact you for additional information regarding the Insured. We may require the Insured to provide us with medical records, physician's statement or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Face Amount you request. The Policy is designed for the payment of subsequent premiums. You can establish planned annual premiums. The minimum subsequent premium that we accept is $10.

Investment Choices

You can put your money in our General Account or in any or all of the Investment Funds. However, you can only put your money in up to 15 of the Investment Funds and the General Account at any one time. A detailed description of the Investment Funds, their investment policies, restrictions, risks, and charges is contained in the prospectuses for each Investment Fund. You should read the prospectuses carefully.

Expenses

We make certain deductions from your premiums, your Accumulation Account Value and from the Investment Funds. These deductions are made for taxes, mortality and expense risks, administrative expenses, sales charges, the cost of providing life insurance protection and for the cost associated with the management and investment operations of the Investment Funds. These deductions are summarized as follows:

*    Deductions from each premium payment.

     Tax Charges. We currently deduct 1.3% of each premium payment to pay the Federal Tax Charge. We also deduct a Premium Tax Charge currently equal to 2.35% to pay the state and local premium taxes.

     Sales Charge. The Sales Charge, which is also referred to as the percent of premium charge, is determined as follows:

     (1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

     (2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

     (3)  in the 11th Policy year and later, 2% of the actual premium you pay.

*    Monthly deductions from your Accumulation Account Value.

     Selection and Issue Expense Charge. During the first 10 Policy years, we assess a charge of up to 1% per $1000 of Face Amount. This charge varies by Issue Age, risk class and sex (except in unisex policies) of the Insured.

     Monthly Policy Charge. This charge is equal to $25 per month for the first policy year, and $6 per policy month thereafter. This amount is deducted from the Accumulation Account Value of your Policy on the Investment Start Date and each Monthly Anniversary Date.

     Monthly Cost of Insurance. This amount is deducted monthly from your Accumulation Account Value on the Investment Start Date and each Monthly Anniversary date. The amount of the deduction varies with the age, sex (except in unisex policies), risk class of the Insured, duration and the amount of death benefit at risk.

     Charges for Additional Benefit Riders. On each Monthly Anniversary date, the amount of the charge, if any, for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

*    Deductions from the Investment Funds.

     Mortality and Expense Risk Charge. This risk charge is guaranteed not to exceed, on an annual basis, 0.55% of the average value of each of your Investment Funds and is deducted each Valuation Date. The current risk charge depends on the number of years your Policy has been in force and is as follows:

                  Years             Daily Charge Factor                         Annual Equivalent
                  1-10                      .0015027%                                   0.55%
                  11-20                     .0012301%                                   0.45%
                  21+                       .0009572%                                   0.35%

     This deduction is guaranteed not to increase while the Policy is in force. We will not increase the mortality and expense risk charge to .55% in years 11 and beyond.

Investment Fund Expenses

Annual Fund Operating Expenses
(as a percentage of average net assets)
                                                                                        Other Fund
                                                                                        Expenses
                                                                                        (after            Total
                                                                                        reimbursement     Annual
                                                                       Management       and/or waivers    Fund
Investment Funds                                                       Fees             as noted)         Expenses


AIM VARIABLE INSURANCE FUNDS, INC.
Advisor:  A I M Advisors, Inc
AIM V.I. Capital Appreciation Fund                                     0.62%            0.05%             0.67%
AIM V.I. International Equity Fund                                     0.75%            0.16%             0.91%
AIM V.I. Value Fund                                                    0.61%            0.05%             0.66%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC
Advisor: Alliance Capital Management, L.P.
Premier Growth Fund(1)                                                 1.00%            0.06%             1.06%
Real Estate Investment Fund(2)                                         0.08%            0.87%             0.95%

COVA SERIES TRUST(3)
Advisor: J.P. Morgan Investment Management, Inc.
Select Equity Fund                                                     0.68%            0.18%             0.86%
Small Cap Stock Fund                                                   0.85%            0.27%             1.12%
International Equity Fund                                              0.80%            0.28%             1.08%
Quality Bond Fund                                                      0.55%            0.10%             0.65%
Large Cap Stock Fund                                                   0.65%            0.10%             0.75%

Advisor: Lord, Abbett & Co.
Bond Debenture Fund                                                    0.75%            0.10%             0.85%
Mid-Cap Value Fund                                                     1.00%            0.30%             1.30%
Large Cap Research Fund                                                1.00 %           0.30%             1.30%
Developing Growth Fund                                                 0.90 %           0.30%             1.20%
Lord Abbett Growth & Income Fund(4)                                    0.65 %           0.07%             0.72%

GENERAL AMERICAN CAPITAL COMPANY
Advisor: Conning Asset Management Company
Money Market Fund                                                      0.125%           0.08%            0.205%

GOLDMAN SACHS VARIABLE INSURANCE TRUST(5)
Advisor:  Goldman Sachs Asset Management
Goldman Sachs Growth and Income Fund                                   0.75%            0.15%             0.90%

Advisor:  Goldman Sachs Asset Management International
Goldman Sachs International Equity Fund                                1.00%            0.25%             1.25%
Goldman Sachs Global Income Fund                                       0.90%            0.15%             1.05%

KEMPER VARIABLE SERIES
Advisor: Scudder Kemper Investments, Inc.
Kemper Small Cap Value Fund(6)                                         0.75%            0.05%             0.80%
Kemper Government Securities Fund                                      0.55%            0.11%             0.66%
Kemper Small Cap Growth Fund                                           0.65%            0.05%             0.70%

LIBERTY VARIABLE INVESTMENT TRUST
Advisor: Newport Fund Management, Inc.
Newport Tiger, Variable Series                                         0.90%            0.40%             1.30%

MFS(R) VARIABLE INSURANCE TRUST(SM)(7)
Advisor: MFS Investment Management(R)
MFS Emerging Growth Fund                                               0.75%            0.10%             0.85%
MFS Research Fund                                                      0.75%            0.11%             0.86%
MFS Growth With Income Fund                                            0.75%            0.13%             0.88%
MFS High Income Fund                                                   0.75%            0.28%             1.03%
MFS Global Governments Fund(8)                                         0.75%            0.26%             1.01%

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Advisor: OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA                                        0.74%            0.04%             0.78%
Oppenheimer Bond Fund/VA                                               0.72%            0.02%             0.74%
Oppenheimer Capital Appreciation Fund/VA                               0.72%            0.03%             0.75%
Oppenheimer Main Street Growth and Income Fund/VA                      0.74%            0.05%             0.79%
Oppenheimer Strategic Bond Fund/VA                                     0.74%            0.06%             0.80%

PUTNAM VARIABLE TRUST
Advisor: Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund-Class IA Shares                       0.46%            0.04%             0.50%
Putnam VT International Growth Fund-Class IA Shares                    0.80%            0.27%             1.07%
Putnam VT International New Opportunity Fund-
Class IA Shares(9)                                                     1.18%            0.42%             1.60%
Putnam VT New Value Fund-Class IA Shares                               0.70%            0.11%             0.81%
Putnam VT Vista Fund-Class IA Shares                                   0.65%            0.12%             0.77%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, Class 1 Shares

Advisor: Templeton Asset Management Ltd.
Templeton Developing Markets Fund                                      1.25%            0.41%             1.66%

Advisor: Templeton Investment Counsel, Inc
Templeton International Fund                                           0.69%            0.17%             0.86%

Advisor: Franklin Mutual Advisers LLC
Mutual Shares Investments Fund(10)                                     0.00%            1.00%             1.00%


RUSSELL INSURANCE FUNDS(11)
Advisor: Frank Russell Investment Management Company
Multi-Style Equity Fund                                                0.49%            0.43%             0.92%
Aggressive Equity Fund                                                 0.51%            0.74%             1.25%
Non-U.S. Fund                                                          0.00%            1.30%             1.30%
Real Estate Securities Fund                                            0.85%            0.30%             1.15%
Core Bond Fund                                                         0.12%            0.68%             0.80%

(1) The adviser to the Fund discontinued the expense reimbursement with respect to the Premier Growth Portfolio effective May 1, 1998.

(2) The expenses shown with respect to the Real Estate Investment Portfolio are net of voluntary reimbursements. Expenses have been capped at .95% annually and the adviser to the Fund intends to continue such reimbursements for the foreseeable future. The estimated expenses for the Real Estate Investment Portfolio, before reimbursement, are: .90% management fees and 1.41% for other expenses.

(3) Since May 1, 1996, Cova has been reimbursing the Investment Funds of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Effective May 1, 1999, Cova discontinued this reimbursement arrangement for the Select Equity, Small Cap Stock and International Equity Portfolios. Therefore, the amounts shown above under "Other Expenses" have been restated to reflect the actual expenses for these Portfolios for the year ended December 31, 1998. Also beginning May 1, 1999, Cova is reimbursing the Mid-Cap Value, Large Cap Research and Developing Growth Portfolios for all operating expenses (exclusive of the management fees) in excess of approximately .30%, instead of .10%. This change is reflected above under "Other Expenses" for these three Portfolios. Absent the expense reimbursement, the percentages shown for total annual portfolio expenses for the year ended December 31, 1998 would have been .86% for the Quality Bond Portfolio, .94% for the Large Cap Stock Portfolio, .93% for the Bond Debenture Portfolio, 1.68% for the Mid-Cap Value Portfolio, 1.95% for the Large Cap Research Portfolio and 1.70% for the Developing Growth Portfolio.

(4)  Estimated.  The  Portfolio  commenced  investment  operations on January 8,
     1999.

(5) The investment advisers to the Goldman Sachs Growth and Income, International Equity and Global Income Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15%, 0.25% and 0.15% per year of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the "Other Expenses" and "Total Annual Fund Expenses" for the Goldman Sachs Growth and Income, International Equity and Global Income Funds would be 1.94% and 2.69%, 1.97% and 2.97% and 2.40% and 3.30%, respectively. The reductions or limitations may be discontinued or modified by the investment advisers in their discretion at any time.

(6) Pursuant to its agreement with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 1999, to limit their respective fees and to reimburse other operating expenses, in a manner communicated to the Board of the Fund, to the extent necessary to limit total operating expenses of the Kemper Small Cap Value Portfolio to .84%. The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were lower than these expense limits.

(7) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(8) MFS has agreed to bear expenses for the MFS Global Governments Series, subject to reimbursement by the series, such that the series' "Other Expenses" do not exceed 0.25% of the average daily net assets of the series during the current fiscal year. Absent the expense reimbursement, the Total Annual Fund Expenses for the year ended December 31, 1998, would have been 1.11% for the MFS Global Governments Series. The payments made by MFS on behalf of the series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment, the series' "Other Expenses" will not exceed the percentage set forth above for the series. The obligation of MFS to bear a series' "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS or December 31, 2004. MFS may, in its discretion, terminate this arrangement at an earlier date provided that the arrangement will continue for the series until at least May 1, 2000, unless terminated with the consent of the board of trustees which oversees the series.

(9) The Management Fees and Total Annual Portfolio Expenses reflect an expense limitation. In the absence of the expense limitation, the Management Fees and Total Annual Fund Expenses would have been 1.20% and 1.62%, respectively.

(10) Figures reflect expenses from the Fund's inception on May 1, 1998 and are annualized. The manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Fund Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The manager is contractually obligated to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Fund Expenses in 1998 before any waivers were as follows: 0.60%, 2.27% and 2.87% for the Mutual Shares Investments Fund.

(11) The manager of Russell Insurance Funds, Frank Russell Investment Management Company, contractually agreed to waive, at least until April 30, 2000, a portion of the management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed the amounts set forth above under "Total Annual Fund Expenses" and to reimburse the Fund for all remaining expenses, after fee waivers which exceed the amount set forth above for each Fund under "Total Annual Fund Expenses." Absent such waiver and reimbursement, the management fees and total operating expenses would be .78% and 1.21% for the Multi-Style Equity Fund; .95% and 1.67% for the Aggressive Equity Fund; .95% and 2.37% for the Non-U.S. Fund; .85% and 1.15% for the Real Estate Securities Fund; and .60% and 1.28% for the Core Bond Fund.

*    Deductions for surrenders, partial withdrawals and transfers.

     Surrender Charge. A Surrender Charge may be deducted in the event you make a full or partial withdrawal of your Policy. If you surrender your Policy or let it lapse during the first ten Policy years, we will keep part of the Accumulation Account Value of your Policy to help us recover the costs of selling and issuing the Policy.

     The Surrender Charge is 45% of the Target Premium if you surrender the Policy or let it lapse during the first five Policy years. Afterwards, the amount of the Surrender Charge goes down each month. After the 10th Policy year there is no charge. A Surrender Charge will apply to any decrease in Face Amount.

     There is a table in your Policy that shows the amount of the Target Premium and the percentage of the Surrender Charge for each month.

     If you make a partial withdrawal from your Policy, we will charge a pro-rated portion of the Surrender Charge. There may also be a Partial Withdrawal Fee charged.

     Partial Withdrawal Fee and Transfer Fee. The first 12 requested transfers or partial withdrawals in a Policy year are free. For each partial withdrawal or transfer in excess of 12 in a Policy year, there is a fee assessed which is currently equal to $25.

Death Benefit

The amount of the death benefit depends on:

     *    the Face Amount of your Policy;

     *    the death benefit option in effect at the time of the Insured's death;
          and

     * under some circumstances the Accumulation Account Value of your Policy.

There are three death benefit options: Option A, Option B and Option C. If death benefit Option A is in effect, the death benefit is the greater of your total Face Amount in effect or the Accumulation Account Value of your Policy on the date of the Insured's death multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greater of your total Face Amount in effect plus the Accumulation Account Value of your Policy, or the Accumulation Account Value of your Policy multiplied by the applicable factor. Under this option, the amount of the death benefit is variable (but will never be less than the Face Amount).

If death benefit Option C is in effect, the death benefit is the greater of your total Face Amount in effect or the Accumulation Account Value multiplied by an Attained Age factor.

So long as the Policy remains in force, prior to the Insured's Attained Age 100, the minimum death benefit will be at least the current Face Amount.

Under certain circumstances you can change death benefit options. You can also change the Face Amount under certain circumstances.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

Taxes

Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the Policy should be excludable from the gross income of your Beneficiary. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

Access to Your Money

You can terminate your Policy at any time during the lifetime of the Insured and we will pay you the Cash Surrender Value of your Policy. At any time during the Insured's lifetime and before the Policy has terminated, you may withdraw a part of your Accumulation Account Value subject to the requirements of the Policy. When you terminate your Policy or make a partial withdrawal, a surrender charge and partial withdrawal fee may be assessed.

You can also borrow against the Accumulation Account Value of your Policy.

Other Information

Free Look. You can cancel the Policy within 20 days after you receive it or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid. In the state of California, if you are 60 years or older on the Issue Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Policy's Account plus fees and charges (i.e., premium tax charge, Federal tax charge, selection and issue expense charge, cost of insurance, monthly Policy charge, percent of premium charge and mortality and expense risk charge) deducted from the Account Value as of the day we receive your returned Policy. Upon completion of the underwriting process, we will allocate your initial Net Premium to the Money Market Fund until the reallocation date, which occurs upon the expiration of the free look period. After that, we will invest your Policy's Accumulation Account Value and any subsequent premiums as you requested.

Who Should Purchase the Policy? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

     *    create or conserve one's estate;

     *    supplement retirement income; and

     *    access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of the Insured, you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life the Insured.

Additional Features. The following additional features are offered:

     * you can arrange to have a regular amount of money automatically transferred from the Money Market Fund to selected Investment Funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     * you can arrange to automatically readjust your Accumulation Account Value between Investment Funds periodically to keep the allocation you select. We call this feature Portfolio Rebalancing.

     * we also offer a number of additional riders that are common to life insurance policies.

These features and riders may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about purchasing a Policy, please contact us at:

         Cova Life Sales Company
         One Tower Lane, Suite 3000
         Oakbrook Terrace, IL 60181
         800-523-1661


If you need Policyowner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact us at our service center:

         Cova Financial Life Insurance Company
         P.O. Box 66757
         St. Louis, MO 63166-6757
         (877) 357-4419


                                     PART I

1.  The Variable Life Insurance Policy

The variable life insurance Policy is a contract between you, the owner, and us, an insurance company. This kind of Policy is most commonly used for retirement planning and/or estate planning.

The Policy provides for life insurance coverage on the Insured. It has an Accumulation Account Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Accumulation Account Value less any loans, loan interest accrued, unpaid selection and issue charge due for the remainder of the first Policy year and, if surrender charges and any Partial Withdrawal Fee is insufficient to pay the monthly deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named Beneficiary. When the Insured dies, the death proceeds are paid to your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free death proceeds make this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the Policy, make a total surrender or a partial withdrawal.

2.  Purchases

Application for a Policy

In order to purchase a Policy, you must submit an application to us that requests information about the proposed Insured. In some cases, we will ask for additional information. We may request that the proposed Insured provide us with medical records, a physician's statement or possibly require other medical tests.

Premiums

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. Each premium after the initial premium must be at least $10. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

You can establish a schedule of planned premiums. We will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If Cova receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then Cova reserves the right to :

     (1)  refuse that premium payment; or

     (2) require additional evidence of insurability before it accepts the premium.

Lapse and Grace Period

During the first 5 Policy years, your Policy will not lapse if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

     * the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium amount is found on the specifications page of your Policy. This amount may be modified if you change your Face Amount, make a change in the premium class of the Insured within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

Lapse will occur if:

     * the Cash Surrender Value is not sufficient to cover the monthly deduction (except for reasons stated above);

     * the sum of all the premiums you paid into the Policy (reduced by any partial withdrawal or any outstanding loan balance) is less than the No Lapse Monthly Premium; and

     *    a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you by mail of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Accumulation Account Value.

If the Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

Reinstatement

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

     *    submit a written request for reinstatement;

     * submit proof satisfactory to us that the Insured is still insurable at the risk class that applies for the latest Face Amount portion then in effect;

     * pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

     * pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The reinstatement date is the date on or following the day we approve the application for reinstatement. The Accumulation Account Value of your Policy on the reinstatement date is equal to:

     *    the amount of any Policy loan reinstated;

     * increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse.

The Policy may not be reinstated if it has been surrendered or if the Insured dies before the reinstatement date. There will be a full monthly deduction for the Policy month which includes the reinstatement date.



Allocation of Premium

When we receive a premium from you, we deduct:

     *    a Tax Charge for premium taxes and Federal taxes; and

     *    a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial premium to the Money Market Fund. Once the free look period expires, the Accumulation Account Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the minimum percentage that may be allocated is 5% of the Net Premium and the percentages must be in whole numbers. This allocation is not subject to the transfer fee provision. However, we reserve the right to limit the number of selections that you may invest in at any one time.

Accumulation Account Value of your Policy

The Accumulation Account Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Method of Determining Accumulation Account Value of an Investment Fund

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Accumulation Account Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund, the Accumulation Account Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Accumulation Account Value in an Investment Fund will equal:

     (1) The Accumulation Account Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

     (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

     (3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

     (4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

     (5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

     (6) Any amounts transferred from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

     (7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

     (8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

     (9) Any withdrawal or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

     (10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

Net Investment Factor

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

     (1) The value of the assets at the end of the preceding Valuation Period; plus

     (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

     (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

     (4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

     (5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. It will not exceed the amounts shown in the following table:

                  Policy                    Percentage of                       Effective
                  Years                     Avg. Net Assets                     Annual Rate
                  1-10                          0.0015027                           0.55%
                  11-20                         0.0012301                           0.45%
                  21+                           0.0009572                           0.35%

         divided by

     (6)  The value of the assets at the end of the preceding Valuation Period.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your Policy to become a Modified Endowment Contract (MEC) we will contact you prior to applying the premium to your Policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

3.  Investment Funds

There are currently 46 Investment Funds available in connection with the Policy we are offering here. The Investment Funds are offered through one of twelve open-end, diversified management investment companies: (1) AIM Variable Insurance Funds, Inc., (2) Alliance Variable Products Series Fund, Inc., (3) Cova Series Trust, (4) General American Capital Company, (5) Goldman Sachs Variable Insurance Trust, (6) Kemper Variable Series, (7) Liberty Variable Investment Trust, (8) MFS Variable Insurance Trust, (9) Oppenheimer Variable Account Funds, (10) Putnam Variable Trust, (11) Templeton Variable Product Series Fund, and (12) Russell Insurance Funds.

You can only invest in up to 15 of the Investment Funds and the General Account at any one time.

Purchasers should read this prospectus and the prospectuses for the above listed investment companies carefully before investing.

The following is a list of the Investment Funds and investment managers available under the Policy:

AIM VARIABLE INSURANCE FUNDS, INC.
Advisor:  A I M Advisors, Inc.
AIM V.I. Capital Appreciation Fund
AIM V.I. International Equity Fund
AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC
Advisor: Alliance Capital Management, L.P.
Premier Growth Portfolio
Real Estate Investment Portfolio

COVA SERIES TRUST
Advisor: J.P. Morgan Investment Management, Inc.
Select Equity Portfolio
Small Cap Stock Portfolio
International Equity Portfolio
Quality Bond Portfolio
Large Cap Stock Portfolio

Advisor: Lord, Abbett & Co.
Bond Debenture Portfolio
Mid-Cap Value Portfolio
Large Cap Research Portfolio
Developing Growth Portfolio
Lord Abbett Growth & Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY
Advisor: Conning Asset Management Company
Money Market Fund

GOLDMAN SACHS VARIABLE INSURANCE TRUST
Advisor:  Goldman Sachs Asset Management
Goldman Sachs Growth and Income Fund

Advisor:  Goldman Sachs Asset Management International
Goldman Sachs International Equity Fund
Goldman Sachs Global Income Fund

KEMPER VARIABLE SERIES
Advisor: Scudder Kemper Investments, Inc.
Kemper Small Cap Value Portfolio
Kemper Government Securities Portfolio
Kemper Small Cap Growth Portfolio

LIBERTY VARIABLE INVESTMENT TRUST
Advisor: Newport Fund Management, Inc.
Newport Tiger, Variable Series (a portfolio investing in equity securities of companies located in certain countries of Asia)

MFS(R) VARIABLE INSURANCE TRUST(SM)
Advisor: MFS Investment Management (R)
MFS Emerging Growth Series
MFS Research Series
MFS Growth With Income Series
MFS High Income Series
MFS Global Governments Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Advisor: OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA
Oppenheimer Bond Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
Oppenheimer Strategic Bond Fund/VA

PUTNAM VARIABLE TRUST
Advisor: Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund - Class IA Shares
Putnam VT International Growth Fund - Class IA Shares
Putnam VT International New Opportunities Fund - Class IA Shares
Putnam VT New Value Fund - Class IA Shares
Putnam VT Vista Fund - Class IA Shares (a stock portfolio)

TEMPLETON VARIABLE PRODUCTS SERIES FUND, Class 1 Shares
Advisor: Templeton Asset Management Ltd.
Templeton Developing Markets Fund

Advisor: Templeton Investment Counsel, LLC
Templeton International Fund

Advisor: Franklin Mutual Advisers LLC
Mutual Shares Investments Fund

RUSSELL INSURANCE FUNDS
Advisor: Frank Russell Investment Management Company
Multi-Style Equity Fund
Aggressive Equity Fund
Non-U.S. Fund
Real Estate Securities Fund
Core Bond Fund

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
Investment   Funds'   advisers,   distributors   and/or   affiliates   for   the
administrative services which we provide to the Funds.

Substitution and Limitations on Further Investments

We may substitute one of the Investment Funds you have selected with another Investment Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an Investment Fund. We will give you notice of our intention to do this.

Transfers

At your request, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We currently charge a transfer fee of $25 for additional transfers in a Policy year.

You cannot make a transfer out of our General Account in the first Policy year. The maximum amount you can transfer from the General Account in any Policy year after the 1st is the greater of:

     (a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

     (b) the previous Policy year's General Account maximum withdrawal amount not to exceed the total Cash Surrender Value of the Policy.

Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

We have not designed this Policy or the underlying Investment Funds for use by professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers. If it appears that there is a pattern of exchanges that coincides with a "market timing" strategy and are disruptive to the Investment Funds, the transfer will be refused. Policies under common ownership or control may be aggregated for purposes of transfer limits. We will coordinate with the Fund managers to restrict the transfer privilege or reject any specific premium allocation request for any person, if, in the Investment Fund manager's judgment, the Investment Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Although we currently intend to continue to permit transfers for the foreseeable future, the Policy provides that we may at any time revoke, modify, or limit the transfer privilege.

Dollar Cost Averaging

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the Money Market Fund to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

     1)   the value of the Money Market Fund is completely depleted; or

     2)   you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

Portfolio Rebalancing

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Accumulation Account Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available - periodic and variance.


     Periodic Rebalancing. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Accumulation Account Value according to the investment percentages you elected.

     Variance Rebalancing. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

Approved Asset Allocation Programs

We recognize the value to certain Owners of having available, on a continuous basis, advice for the allocation of their money among the Investment Funds available under the Policy. Certain providers of these types of services have agreed to provide such services to Owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules.

Even though we permit the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Funds, and should we become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an approved asset allocation program, the transfers made under the program are not taken into account in determining any transaction charges.

4.  Expenses

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Tax Charges

There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. The premium tax charge is currently 2.35% of premium payments. If the tax rates change, we may change the amount of the deduction to cover the new rate.

Sales Charge

A sales charge will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently intend to deduct a sales charge determined according to the following schedule:

         Policy Year 1              :       15% of premium up to Target Premium; 5% of
                                            premium above Target Premium
         Policy Years 2-10          :       5% of all premium paid
         Policy Years 11+           :       2% of all premium paid


The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

Selection and Issue Expense Charge

During the first ten Policy years, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy. The monthly charge per $1,000 of Face Amount ranges from approximately 4 cents to one dollar, and varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured.

Monthly Policy Charge

We deduct a monthly Policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of separate account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

Monthly Cost of Insurance Charge

This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured and the fact that the death benefit is not payable until the death of the Insured. Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year. The rates will be based on the Attained Age, duration, rate class, and (except for unisex policies) sex of the Insured at issue. The monthly cost of insurance rates generally increase as the Insured's Attained Age increases.

The rate class of an Insured also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. If the death benefit equals a percentage of Accumulation Account Value, an increase in Accumulation Account Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the initial Face Amount.

We currently place the Insured into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans). All Policies are based on the Attained Age of the Insured. Higher rates apply if the Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Non- smoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy month is:

     (1)  the death  benefit at the  beginning  of the Policy  month  divided by
          1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

     (2)  the Accumulation Account Value at the beginning of the Policy month.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

Charges for Additional Benefit Riders

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

Mortality and Expense Risk Charge

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average net assets of each Investment Fund. The current daily deduction percentages, and the equivalent effective annual rates, are:



                           Daily
      Policy              Charge              Annual
       Years              Factor            Equivalent
------------------- ------------------- -------------------
       1-10              .0015027%             0.55%
       11-20             .0012301%             0.45%
        21+              .0009572%             0.35%



This deduction is guaranteed not to increase while the Policy is in force. This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

Surrender Charge

For up to 10 years after the Issue Date, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

         *        upon surrender or lapse of the Policy;

         *        upon a partial withdrawal;

         *        upon a Pro-Rata Surrender; or

         *        upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the Prospectus and sales literature.

The surrender charge percentage is shown in the following table.


If surrender or lapse occurs in                 The percentage of the annual
the last month of Policy Year:                  Target Premium payable is:
----------------------------------------------- --------------------------------
                  1 through 5                                         45%
                       6                                              40%
                       7                                              30%
                       8                                              20%
                       9                                              10%
                 10 and later                                         0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

In addition, the percentages are reduced equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will equal a fraction of the charge that would be deducted if the Policy were surrendered at that time. The fraction will be determined by dividing the amount of the withdrawal by the Accumulation Account Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction.

Transaction Charges

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

Investment Fund Expenses

The expenses of the Investment Funds are shown in the Summary.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Accumulation Account Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Fund and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

5.  DEATH BENEFIT

The amount of the death benefit depends on the total Face Amount, the Accumulation Account Value of your Policy on the date of death and the death benefit option (Option A, Option B, or Option C) in effect at that time. The actual amount we will pay the Beneficiary will be reduced by any Indebtedness.

The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy.

Option A. The amount of the death benefit under Option A is the greater of:

     *    the Face Amount; or

     * the Accumulation Account Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the
          "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100" shown below.

Option B. The amount of the death benefit under Option B is the greater of:

     * the Face Amount plus the Accumulation Account Value of your Policy on the date of death; or

     * the Accumulation Account Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the
          "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100" shown below.

            Applicable Percentage of Accumulation Account Value Table
                         For Insureds Less Than Age 100

            Insured Person's Age               Policy Accumulation Account Value
                                                          Multiple Percentage
                40 or under                                       250%
                     45                                           215%
                     50                                           185%
                     55                                           150%
                     60                                           130%
                     65                                           120%
                     70                                           115%
                  78 to 90                                        105%
                  95 to 99                                        101%

For ages that are not shown on this table the applicable percentage multiples will decrease by a ratable portion for each full year.

Option C. The amount of the death benefit under Option C is the greater of:

     *    the Face Amount; or

     * the Accumulation Account Value of your Policy on the date of the Insured's death multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the Insured's Attained Age is 100, then the Death Benefit will be 101% of the Policy's Accumulation Account Value.

Change of Death Benefit

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Accumulation Account Value on the Effective Date of the change. Satisfactory evidence of insurability must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

A change in death benefit option may have Federal income tax consequences.

Change in Face Amount

Subject to certain limitations set forth below, you may decrease or increase the Face Amount of a Policy once each Policy year after the first Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A reduction in the Face Amount of a Policy may have Federal income tax consequences.

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of the requested change must be at least $5,000 ($2,000 for Policies issued in qualified pension plans) and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Accumulation Account Value may be returned to you (at your election), to the extent necessary to meet these requirements. If you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than age 80 on the Policy Anniversary that the increase will become effective.

6.  TAXES

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to anyone. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in Part II.

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance Policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Insured.

Taking Money out of Your Policy

You, as the owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code (Code) also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2 ; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life (or life expectancy) of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Tax Status" in Part II for more details.

Diversification

The Internal Revenue Code provides that the underlying investments for a variable life insurance Policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Funds are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the Investment Funds. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select Investment Funds, to make transfers among the Investment Funds or the number and type of Investment Funds owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the Investment Funds. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.



7.  ACCESS TO YOUR MONEY

Policy Loans

We will loan money to you at the loan interest rate we establish. The request by you for a loan must be in writing.

You may borrow an amount up to the loan value of the Policy.  The loan value is:

     * the Accumulation Account Value of the Policy on the date the loan request is received; less

     *    interest to the next loan interest due date; less

     *    anticipated  monthly  deductions  to the next loan  interest due date;
          less

     *    any existing loan; less

     *    any surrender charge; plus

     * interest expected to be earned on the loan balance to the next loan interest due date.

Policy loan interest is payable on each Policy anniversary. The minimum amount that you can borrow is $500. The loan may be completely or partially repaid at any time while the Insured is living. When a Policy loan is made, we will deduct Accumulation Account Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Accumulation Account Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Accumulation Account Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Accumulation Account Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Accumulation Account Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Cash Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (see Purchases - Lapse and Grace Period.) A lapse of the Policy with a loan outstanding may have federal income tax consequences (see "Federal Tax Status").

Interest credited to the Accumulation Account Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy  loans  may have  Federal  income  tax  consequences  (see  "Federal  Tax
Status").

Loan Interest Charged

The borrowing rate we charge for Policy loan interest will be based on the following schedule:

                           For Loans                          Annual
                           Outstanding During                 Interest Rate
                           Policy Years     1-10              4.50%
                           Policy Years     11-20             4.25%
                           Policy Years     21+               4.15%

We will inform you of the current borrowing rate when a Policy loan is requested.

Policy loan interest is due and payable annually on each Policy anniversary. If you do not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and you will be charged interest at the same rate as the rest of the Indebtedness.

Security

The Policy will be the only security for the loan.

Repaying Policy Debt

You may repay the loan at any time prior to the death of the Insured and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Accumulation Account Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness.

Partial Withdrawals

After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we impose a $25 fee. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

     (1)  $500 from an Investment Fund or the General Account; or

     (2)  the Policy's Accumulation Account Value in an Investment Fund.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund is the Policy's Accumulation Account Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

     (1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year, multiplied by the withdrawal percentage limit shown in the Policy; or

     (2)  the previous Policy year's maximum amount.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request was received. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Accumulation Account Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Accumulation Account Value.

The death benefit will be affected by a partial withdrawal, unless death benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge resulting from that partial withdrawal. If the death benefit is based on a percentage of the Accumulation Account Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

Pro-Rata Surrender

After the first Policy year, you can make a Pro-Rata Surrender of the Policy. The Pro- Rata Surrender will reduce the Face Amount and the Accumulation Account Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Accumulation Account Value on the Monthly Anniversary on or following our receipt of the request.

You may allocate the amount of decrease in Accumulation Account Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Accumulation Account Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Accumulation Account Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

Full Surrenders

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences.

8. OTHER INFORMATION

Cova

Cova Financial Life Insurance Company (Cova) was originally incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation, and changed its name to Xerox Financial Life Insurance Company in 1986. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Cova, which on that date changed its name to Cova Financial Life Insurance Company. On August 26, 1999, it was announced that The Metropolitan Life Insurance Company would purchase General American Life. Metropolitan Life is one of the country's oldest and most financially sound life insurance organizations.

Cova is presently licensed to do business in the state of California.

Distribution

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the Policies. Life Sales is our affiliate.

Commissions will be paid to broker-dealers who sell the Policies. Currently, broker-dealers will be paid first-year commissions equal up to 90% of Target Premium and 4.0% of excess premiums paid in Policy year 1. In renewal years, the commissions will equal up to 5.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond. In addition, broker-dealers will receive annually, asset-based compensation equal up to .25% of Cash Value for all Policy years beginning the 13th month. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses in addition to the standard commission.

Year 2000

We have developed and initiated plans to assure that our computer systems will function properly in the year 2000 and later years. These efforts have included receiving assurances from outside service providers that their computer systems will also function properly in this context. Included within these plans are the computer systems of the advisers and sub-advisers of the various Investment Funds underlying the Separate Account.

Although an assessment of the total cost of implementing these plans has not been completed, the total amounts to be expended are not expected to have a material effect on our financial position or results of operations. We believe that we have taken all reasonable steps to address these potential problems. There can be no guarantee, however, that the steps taken will be adequate to avoid any adverse impact.

The Separate Account

We established a separate account, Cova Variable Life Account Five (Separate Account), to hold the assets that underlie the policies.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other policies we may issue.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

     1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2)   trading on the New York Stock Exchange is restricted;

     3) an emergency exists as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

     4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months.

Ownership

Owner. The Insured is the Owner of the Policy unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

Adjustment of Charges

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or policies or the underwriting or other administrative costs associated with the Policy or policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

PART II

Executive Officers and Directors



The directors and executive officers of Cova and their principal occupations for the past five years are as follows:
                               Principal Occupation During
Name                           the Past 5 Years
----                           ----------------
John W. Barber***              Director of Cova - June, 1995 to present; Director of First Cova Life Insurance
                               Company (FCLIC) - June, 1995 to present; Director of Cova Financial Services Life
                               Insurance Company (CFSLIC) - June, 1995 to present; Vice President and Controller of General American Life Insurance Company - December, 1984 to present; President and Director of Equity Intermediary Company - October, 1988 to present.

William P. Boscow*             Vice President of Cova and CFSLIC - 1996 to present; Senior Vice President of
                               Cova Life Management (CLMC), February, 1999 to present; First Vice President of CLMC, 1996 - January 1999.

Constance A. Doern****         Vice President of Cova - 1997 to present, prior thereto Assistant Vice President from 1990 to 1995; Vice President of CFSLIC - 1997 to present, prior thereto
                               Assistant Vice President from 1990 to 1995; Vice President of FCLIC - 1997 to present, prior thereto Assistant Vice President from 1993 to 1995; Vice President of J&H/KVI - 1989 to 1998; Vice President of Cova Life Administration Services
                               Company (CLASC) - 1998 to present.

Patricia E. Gubbe*             Vice President of Cova - 1989 to present; Vice President of CFSLIC - 1989 to present; Vice President of FCLIC - 1992 to present; First Vice President of CLMC -
                               1996 to present, prior thereto Vice President from 1989 to 1996; President and
                               Chief Compliance Officer of CLSC from February, 1999 to present; Vice President and Chief Compliance Officer of CLSC -1989 to January, 1999.

Philip A. Haley*               Executive Vice President of Cova - May 1997 to present, prior thereto Vice
                               President from 1990 to 1997 and Assistant Vice President from 1989 to 1990;
                               Executive Vice President of FCLIC - May, 1997 to present, prior thereto Vice
                               President from 1995 to 1997; Executive Vice President of CFSLIC - May 1997 to
                               present, prior thereto Vice President from 1990 to 1997 and Assistant Vice
                               President from 1989 to 1990; Executive Vice President of CLMC from May, 1997 to present, prior thereto Senior Vice President from 1996 to 1997 and Vice President from 1990 to 1996 and Assistant Vice President from 1989 to 1990; Vice President of CLSC from 1991 to present, prior thereto Assistant Vice President from 1989 to
                               1991.

J. Robert Hopson*              Vice President, Chief Actuary and Director of Cova - 1991 to present; Vice
                               President, Chief Actuary and Director of CFSLIC - 1991 to present; Vice President,
                               Chief Actuary and Director of FCLIC - 1992 to present; Senior Vice President,
                               Chief Actuary and Director of CLMC - 1996 to present, prior thereto Vice President and Director from 1993 to 1996 and Vice President from 1991 to 1993.

E. Thomas Hughes, Jr.**        Treasurer and Director of Cova - June, 1995 to present; Treasurer and Director of
                               CFSLIC - June, 1995 to present; Treasurer of FCLIC - June, 1995 to present;
                               Corporate Actuary and Treasurer of General American Life Insurance Company -
                               October, 1994 to present. Formerly, Executive Vice President - Group Pensions,
                               General American Life Insurance Company - March, 1990 to October, 1994. In
                               addition to the Cova companies, Director of the following General American subsidiary companies: Paragon Life Insurance Company and RGA Reinsurance Company -
                               October, 1994 to present. Treasurer of the following General American subsidiary companies: Paragon Life Insurance Company, General Life Insurance Company of
                               America, General Life Insurance Company, General American Holding Company, Red Oak
                               Realty Company, Gen Mark Incorporated, Walnut Street Securities, Inc., Walnut
                               Street Advisers Inc., White Oak Royalty Company, Walnut Street Funds, Inc., and
                               RGA Reinsurance Company -October, 1994 to present.

Douglas E. Jacobs*             Vice President of Cova - 1985 to present; Vice President of CFSLIC - 1985 to present; Vice President of CLMC - 1985 to present.

Lisa O. Kirchner****           Vice President of Cova - 1997 to present, prior thereto Assistant Vice President from 1990 to 1995; Vice President of CFSLIC - 1997 to present, prior thereto
                               Assistant Vice President from 1988 to 1995; Vice President of FCLIC - 1997 to present, prior thereto Assistant Vice President from 1993 to 1995; Vice President of J&H/KVI - 1985 to 1998; Vice President of CLASC - 1998 to present.

Richard A. Liddy**             Chairman of the Board of Directors of Cova, CFSLIC, FCLIC, CLMC, Advisory and Cova
                               Investment Allocation Corporation (Allocation) - April, 1997 to present; Chairman of the Board, President and Chief Executive Officer of General American Life
                               Insurance Company - May, 1992 to present; Mr. Liddy also holds various positions with the General American subsidiaries as follows: Chairman of the Board and
                               President of General American Mutual Holding Company, GenAmerica Corporation and
                               General American Holding Company; Chairman of the Board of Security Equity Life
                               Insurance Company, Conning Corporation, The Walnut Street Funds, Inc., General
                               American Capital Company, Reinsurance Group of America, Inc., RGA Life Reinsurance
                               Company of Canada, and RGA Reinsurance Company.

William C. Mair*               Vice President and Director of Cova, CFSLIC and FCLIC from 1995 to present;
                               Vice President, Controller and Director of Cova from 1995 to 1998, prior thereto Vice President, Controller, Treasurer and Director. Vice President,
                               Controller and Director of CFSLIC from 1995 to 1998, prior thereto Vice
                               President, Controller, Treasurer and Director; Director of FCLIC from 1993 to present; Vice President, Controller and Director of FCLIC from 1992 to 1998;
                               Secretary of FCLIC from 1992 to 1995; Vice President, Treasurer, Controller and
                               Director of Advisory - 1993 to present; Vice President, Treasurer, Controller and
                               Director of Allocation - 1994 to present; Director of CLSC - 1992 to present;
                               Senior Vice President, Treasurer, Controller and Director of CLMC - 1989 to
                               present; Vice President, Treasurer, Controller, Chief Financial Officer, Chief
                               Accounting Officer and Trustee of Cova Series Trust (Trust) - 1996 to present.

Matthew P. McCauley**          Assistant Secretary and Director of Cova - June, 1995 to present; Assistant
                               Secretary and Director of CFSLIC - June, 1995 to present; Assistant Secretary and
                               Director of FCLIC - June, 1995 to present; Associate General Counsel and Vice
                               President of General American Life Insurance Company - 1973 to present; also,
                               Director, Vice President, General Counsel and Secretary for several other General
                               American subsidiaries including Equity Intermediary Company, Red Oak Realty
                               Company, and White Oak Royalty Company; General American Holding Company and
                               Paragon Life Insurance Company. General Counsel and Secretary, Reinsurance Group
                               of America, Incorporated. Director and Secretary, General American Capital
                               Company. General Counsel and Secretary, Conning Corporation. General Counsel,
                               Conning Asset Management Company. Director of RGA Reinsurance Company, Walnut
                               Street Securities, Inc. Secretary to the Walnut Street Funds, Inc.

Mark E. Reynolds*              Executive Vice President and Director of Cova - May, 1997 to present; Executive
                               Vice President and Director of CFSLIC - May, 1997 to present; Executive Vice
                               President and Director of FCLIC - May, 1997 to present; Executive Vice
                               President of CLMC - May, 1997 to present; Executive Vice President and
                               Director of Advisory - December, 1996 to present; Executive Vice President,
                               Chief Financial Officer and Director of FCLIC - May, 1997 to present,
                               Executive Vice President and Director of Allocation - December, 1996 to present.

Myron H. Sandberg*             Vice President of Cova - 1985 to present; Vice President of CFSLIC - 1985 to present; and CLMC - 1989 to present.

John W. Schaus*                Vice President of Cova and CFSLIC - 1988 to present; First Vice President of
                               CLMC from January, 1999 to present; prior thereto, Vice President of CLMC -
                               1989 to 1998.

Bernard J. Spaulding*          Senior Vice President and General Counsel of Cova, CFSLIC, FCLIC and CLMC since
                               March, 1999; Secretary of Cova, CFSLIC, FCLIC - September 1999 to present.

Lorry J. Stensrud*             President and Director of Cova from June, 1995 to present, prior thereto Executive
                               Vice President; President and Director of CFSLIC from June, 1995 to present, prior thereto Executive Vice President; President and Director of FCLIC from June, 1995 to present, prior thereto Executive Vice President; President and Director of CLMC
                               from June, 1995 to present, prior thereto Executive Vice President only; President and Director of Advisory from 1993 to present; President and Director of
                               Allocation from 1994 to present. Director of CLSC from 1989 to present; President,
                               Chief Executive Officer and Trustee of Trust - 1996 to present.

Joann T. Tanaka*               Senior Vice President of Cova and CFSLIC - January, 1999 to present; prior thereto,
                               Vice President of Cova and CFSLIC from July, 1998 to December, 1998; Senior Vice
                               President, Conning Asset Management, General American - June, 1987 to June, 1998.

Peter L. Witkewiz*             Vice President and Controller of Cova, CFSLIC and FCLIC - July 1998 to present;
                               Vice President of Cova, CFSLIC and FCLIC - 1993 to June, 1998.

*    Business Address: Cova, One Tower Lane, Suite 3000, Oakbrook Terrace, IL 60181
**   Business Address: General American, 700 S. Market Street, St. Louis, MO 63101
***  Business Address: General American, 13045 Tesson Ferry Road, St. Louis, MO 63128
**** Business Address: Cova Life Administration Services Company, 4700 Westown Parkway,
                       Bldg. 4, Suite 200, West Des Moines, IA 50266


Voting

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the funds in our own right, we may elect to do so.

The voting  interests of the Owner in the funds will be  determined  as follows:
Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard  of Voting  Instructions

We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the investment fund. We may also disapprove changes in the investment Policy initiated by owners or trustees/directors of the funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

We cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the Insured's lifetime for two years. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less Indebtedness and less any surrenders. We also have the right to adjust any benefits under the Policy if the answers in the application regarding the use of tobacco are not correct.

Additional Benefits

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy rider should be consulted. In addition, certain riders may not be available in your state. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy. (See Expenses - Charge for Additional Benefit Riders.) Certain restrictions may apply and are described in the applicable rider.

Accelerated Benefit Rider - This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more then twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit that would have been payable had the Insured died on the date the rider is exercised.

Anniversary Partial Withdrawal Rider - This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy Anniversary without reducing the Face Amount. A contingent deferred sales charge will still apply.

Guaranteed Survivor Purchase Option (GSPO-Plus) - This rider grants the Policy Owner or the Insured's Beneficiary the option to purchase, upon the death of the Insured, on the 10th anniversary of the rider, and on the rider anniversary nearest the Designated Life's 65th birthday, a specified amount of additional insurance coverage on the Designated Life (or Lives) without furnishing evidence of insurability.

Lifetime Coverage Rider - This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the Face Amount or 101% of the Cash Value.

Secondary Guarantee Rider - This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider - This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Monthly Deduction Rider - This rider provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

Waiver of Specified Premium Rider - This rider provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65.

Federal Tax Status

NOTE: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the Policies to be issued will qualify as "life insurance contracts" under section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance Policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section  1.817-5),  which  established  diversification   requirements  for  the
investment funds underlying variable contracts such as the Policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment fund will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of the value of the total assets of the fund is represented by any two investments;
(iii) no more than 80% of the value of the total assets of the fund is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the Policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his Beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a MEC, will be treated as Indebtedness of the owner and not a distribution. Upon complete surrender, if the amount received plus loan Indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the Indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Multiple Policies. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

Experts


The balance sheets of the Company as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

Financial Statements

Financial statements of the Separate Account and of the Company are provided below.


COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
June 30, 1999
Unaudited


Assets:
    Investments:
      Cova Series Trust (Trust):
        Lord Abbett Growth and Income Portfolio            1,837 shares at a net asset value of $23.682058 per share  $     43,512
        Bond Debenture Portfolio                             983 shares at a net asset value of $12.503713 per share        12,290
        Small Cap Stock Portfolio                          1,046 shares at a net asset value of $12.704940 per share        13,286
        Large Cap Stock Portfolio                          3,106 shares at a net asset value of $20.430631 per share        63,449
        Select Equity Portfolio                            2,825 shares at a net asset value of $17.903279 per share        50,571
        International Equity Portfolio                     1,457 shares at a net asset value of $13.590555 per share        19,801
      General American Capital Company (GACC):
        Money Market Fund                                 32,922 shares at a net asset value of $19.715236 per share       649,058
                                                                                                                        -----------
             Total assets                                                                                             $    851,967
                                                                                                                        ===========


Net Assets:
    Accumulation units:
      Trust Lord Abbett Growth and Income                  3,553  accumulation units at $12.247286 per unit   $     43,512
      Trust Bond Debenture                                 1,186  accumulation units at $10.364187 per unit         12,290
      Trust Small Cap Stock                                1,409  accumulation units at  $9.427602 per unit         13,286
      Trust Large Cap Stock                                4,636  accumulation units at $13.686681 per unit         63,449
      Trust Select Equity                                  3,955  accumulation units at $12.785358 per unit         50,571
      Trust International Equity                           1,774  accumulation units at $11.162725 per unit         19,801
      GACC Money Market                                   60,541  accumulation units at $10.720997 per unit        649,058
                                                                                                                -----------
             Net assets                                                                                       $    851,967
                                                                                                                ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Commencement of operations through June 30, 1999
Unaudited


                                                                          Trust                                GACC
                                        -------------------------------------------------------------------  ----------
                                         Lord Abbett            Small      Large
                                         Growth and     Bond     Cap        Cap       Select   International   Money
                                          Income     Debenture  Stock      Stock      Equity      Equity       Market       Total
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------
Investment income:
    Dividends                        $           -          -        -           -          -            -           -           -
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------

Net realized gain (loss) on investments:
      Realized gain (loss) on sale of
        portfolio shares                         2          -        -           -          -           (1)        530         531
      Realized gain distributions                -          -        -           -          -            -           -           -
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------
           Net realized gain (loss)              2          -        -           -          -           (1)        530         531
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------

Change in unrealized appreciation            1,131       (209)     787         938        559         (120)        374       3,460
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------

           Net increase (decrease) in
             net assets from
             operations              $       1,133       (209)     787         938        559         (121)        904       3,991
                                        ===========  =========  =======  ==========  =========  ===========  ==========   =========

See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Commencement of operations through June 30, 1999
Unaudited

                                                                    Trust                                      GACC
                                       ------------------------------------------------------------------   ----------
                                       Lord Abbett              Small       Large
                                       Growth and   Bond         Cap         Cap      Select   International   Money
                                         Income    Debenture    Stock       Stock     Equity      Equity       Market       Total
                                       ----------  ---------  ---------   ---------   ---------  ---------  -----------  -----------
Increase (decrease) in net assets
 from operations:
  Investment income                  $         -        -           -           -           -          -            -            -
  Net realized gain (loss)                     2        -           -           -           -         (1)         530          531
  Change in unrealized appreciation        1,131     (209)        787         938         559       (120)         374        3,460

         Net increase (decrease)       ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------
           from operations                 1,133     (209)        787         938         559       (121)         904        3,991
                                       ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------

Contract transactions:
  Cova payments                                -        -           -           -           -          -          100          100
  Cova redemptions                             -        -           -           -           -          -            -            -
  Payments received from contract
    owners                                     -        -           -           -           -          -      850,000      850,000
  Transfers between sub-accounts,
    net                                   42,547   12,548      12,548      62,560      50,012     20,000     (200,215)           -
  Transfers for contract benefits,
    terminations and insurance
      charges                               (168)     (49)        (49)        (49)          -        (78)      (1,731)      (2,124)

         Net increase (decrease) in
           net assets from contract    ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------
            transactions                  42,379   12,499      12,499      62,511      50,012     19,922      648,154      847,976
                                       ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------

         Net increase (decrease) in
           net assets                     43,512   12,290      13,286      63,449      50,571     19,801      649,058      851,967

Net assets at beginning of period              -        -           -           -           -          -            -            -
                                       ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------
Net assets as end of period           $   43,512   12,290      13,286      63,449      50,571     19,801      649,058      851,967
                                       ==========  =======   =========   =========   =========  =========  ===========  ===========

See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


(1)   Organization
      Cova Variable Life Account Five (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by Cova Financial Life Insurance Company (Cova) and exists in accordance with the regulations of the California Department of Insurance. The Separate Account is a funding vehicle for variable life insurance policies issued by Cova.

      The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. The sub-accounts available for investment may vary between variable life insurance policies offered for sale by Cova.
         Cova Series Trust (Trust)                                 10 portfolios
         AIM Variable Insurance Funds, Inc. (AIM)                   2 portfolios
         General American Capital Company (GACC)                    1 portfolio
         Templeton Variable Products Series Fund (Templeton)        5 portfolios


(2)   Significant Accounting Policies
      (a)   Investment Valuation
            Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

      (b)   Reinvestment of Distributions
            With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

            GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

      (c)   Federal Income Taxes
            The operations of the Separate Account are included in the federal income tax return of Cova which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, Cova believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable life policies. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for any federal income taxes that would be attributable to the variable life policies.


(3)   Contract Charges and Fees
      There are contract charges and fees associated with the variable life insurance policy that are deducted from the policy account value that reduce the return on investment.

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


      (a)   Insurance Charges
            The insurance charges are: (1) mortality and expense risk, (2) administrative, (3) tax expense and (4) cost of insurance. These charges are deducted from the policy account value on a monthly basis.

            For the first 10 years, the mortality and expense charge is equal, on an annual basis, to 0.90% of the policy account value, 1/12 of which is deducted each month. In succeeding years, the mortality and expense charge is equal, on an annual basis, to 0.75% of the policy account value, 1/12 of which is deducted each month. The administrative charge is equal, on an annual basis, to 0.40% of the policy account value, 1/12 of which is deducted each month. During the six months ending June 30, 1999, mortality and expense risk and administrative charges of $1,192 were deducted from the policy values in the Separate Account.

            During the first 10 years, a tax expense charge is deducted. The tax expense charge is equal, on an annual basis, to 0.40% (0.15% for federal tax and 0.25% for premium tax) of the policy account value, 1/12 of which is deducted each month. Premium taxes range from 0% to 4% and the premium tax charge is assessed regardless of the owner's actual state or local jurisdiction. During the six months ending June 30, 1999, tax expense charges of $367 were deducted from the policy values in the Separate Account.

            The cost of insurance charge deducted each month from the policy account value depends upon the sex, age and rating classification of the insured and whether the initial premium is 100% of the maximum premium limit. During the six months ending June 30, 1999, cost of insurance charges of $571 were deducted from the policy values in the Separate Account.

      (b)   Surrender Charges
            During the first 10 years, a surrender charge is deducted on withdrawals in excess of the annual withdrawal amount. The surrender charge is a percentage of the premium surrendered as follows:
                 policy years   1-3      7.5%      policy year     7       3.0%
                 policy year     4       6.0%      policy year     8       2.0%
                 policy year     5       5.0%      policy year     9       1.0%
                 policy year     6       4.0%      policy year    10+      0.0%

            During the first 10 years, a deferred premium tax charge is deducted on premium surrendered. The deferred premium tax charge is a percentage of the premium surrendered as follows:
                 policy year     1      2.25%      policy year     6      1.00%
                 policy year     2      2.00%      policy year     7      0.75%
                 policy year     3      1.75%      policy year     8      0.50%
                 policy year     4      1.50%      policy year     9      0.25%
                 policy year     5      1.25%      policy year    10+     0.00%

      (c)   Contract Fees
            An annual contract maintenance fee of $30 is imposed on all variable life contracts with policy values less than $50,000 on their policy anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the sub-accounts to which the policy value is allocated.

            Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the policy among the available sub-accounts of the Separate Account. If more than 12 transfers have been made in the policy year, a transfer fee of $25 per transfer or, if less, 2% of the amount transferred, will be deducted from the policy account value. Transfers made in a dollar cost averaging program are not subject to the transfer fee.

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


(4)    Cost Basis of Investments
       The cost basis of each sub-account's investment follows:

       Trust Lord Abbett Growth and Income                    $ 42,381
       Trust Bond Debenture                                     12,499
       Trust Small Cap Stock                                    12,499
       Trust Large Cap Stock                                    62,511
       Trust Select Equity                                      50,012
       Trust International Equity                               19,921
       GACC Money Market                                       648,684
                                                         --------------
                                                             $ 848,507
                                                         ==============

(5)    Unit Fair Value
       A summary of accumulation unit values, net assets and total return for each sub-account follows:


                                                         Accumulation
                                                             Unit          Net Assets       Total
                                           Commenced         Value        (in thousands)    Return
                                          Operations        6/30/99         6/30/99          1999
                                         --------------  --------------   -------------  -------------

       Trust Lord Abbett Growth and Income     4/30/99      $12.247286            $ 44          3.81%
       Trust Bond Debenture                    4/29/99       10.364187              12         -1.70%
       Trust Small Cap Stock                   4/29/99        9.427602              13          5.92%
       Trust Large Cap Stock                   4/29/99       13.686681              63          2.38%
       Trust Select Equity                     6/29/99       12.785358              51          1.10%
       Trust International Equity               5/4/99       11.162725              20         -0.61%
       GACC Money Market                        3/1/99       10.720997             649          1.55%

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


(6)    Realized Gain (Loss) and Change in Unrealized Appreciation
       The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation for each sub-account during the six months ending
       June 30, 1999 and the year ending December 31, 1998 follows:

                                                                                 Realized Gain (Loss)
                                                          ---------------------------------------------------------------
                                                              Aggregate           Aggregate Cost
                                                           Proceeds from Sales   of Portfolio Shares       Realized
                                                           of Portfolio Shares       Redeemed             Gain (Loss)
                                                          ------------------    ------------------    -------------------
       Trust Lord Abbett Growth and Income                            $ 168           $ 166                    $ 2
       Trust Bond Debenture                                              49              49                      -
       Trust Small Cap Stock                                             49              49                      -
       Trust Large Cap Stock                                              -               -                      -
       Trust Select Equity                                                -               -                      -
       Trust International Equity                                        77              78                     (1)
       GACC Money Market                                            200,311         199,781                    530



                                                                         Unrealized Appreciation (Depreciation)
                                                          ---------------------------------------------------------------
                                                             Appreciation          Appreciation
                                                            (Depreciation)        (Depreciation)
                                                            End of Period        Beginning of Period        Change
                                                          ------------------    -----------------------------------------
       Trust Lord Abbett Growth and Income                          $ 1,131              $ -                $ 1,131
       Trust Bond Debenture                                            (209)               -                   (209)
       Trust Small Cap Stock                                            787                -                    787
       Trust Large Cap Stock                                            938                -                    938
       Trust Select Equity                                              559                -                    559
       Trust International Equity                                      (120)               -                   (120)
       GACC Money Market                                                374                -                    374

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


(7)    Unit Transactions
       The change in the number of units for each sub-account follows:


                                                                               Trust                                       GACC
                                          ---------------------------------------------------------------------------  -------------
                                           Lord Abbett                 Small        Large
                                           Growth and       Bond        Cap          Cap        Select    International   Money
                                             Income       Debenture    Stock        Stock       Equity       Equity       Market
                                          -------------   ---------  ---------   ----------  -----------   ----------  -----------
Accumulation units:
       Unit balance at 12/31/98

         Cova units purchased                        -           -          -            -            -            -           10
         Cova units redeemed                         -           -          -            -            -            -            -
         Contract units purchased                    -           -          -            -            -            -       79,440
         Contract units transferred, net         3,567       1,191      1,415        4,640        3,955        1,781      (18,747)
         Contract units redeemed                   (14)         (5)        (6)          (4)           -           (7)        (162)
                                          -------------   ---------  ---------   ----------  -----------   ----------  -----------
       Unit balance at 6/30/99                   3,553       1,186      1,409        4,636        3,955        1,774       60,541
                                          =============   =========  =========   ==========  ===========   ==========  ===========




COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Financial Statements (Unaudited)

June 30, 1999 and 1998




COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets

(In thousands)

                                                                     June 30,
                                                                        1999              December 31,
                                                                    (Unaudited)              1998
                                                                 ----------------      ------------------
Assets

Investments:

  Debt securities available for sale at fair value
    (cost of $105,997 in 1999 and $99,228 in 1998)                   $103,276               $100,658

 Mortgage loans, net of allowance for potential loan loss               4,508                  5,245

 Policy loans                                                           1,054                  1,223
                                                                        -----                  -----

Total investments                                                     108,838                107,126
                                                                      -------                -------

Cash and cash equivalents - interest bearing                            5,831                  5,789

Cash - non-interest bearing                                             1,419                  1,200

Accrued investment income                                               1,744                  1,641

Deferred policy acquisition costs                                      12,882                  9,142

Present value of future profits                                         1,009                    854

Goodwill                                                                1,758                  1,813

Deferred tax benefits, net                                              1,130                    585

Receivable from OakRe                                                  27,058                 35,312

Other assets                                                              639                    516

Separate account assets                                               160,272                127,873
                                                                      -------                -------

Total assets                                                         $322,580               $291,851
                                                                     ========               ========

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets, Continued

(In thousands)

                                                                            June 30,
                                                                              1999                December 31,
Liabilities and Shareholder's Equity                                       (Unaudited)                1998
                                                                         --------------          --------------
Policyholder deposits                                                       $131,604                $135,106

Future policy benefits                                                         6,596                   6,191

Payable on purchase of securities                                              1,000                      27

Accounts payable and other liabilities                                         1,543                   1,653

Federal and state income taxes payable                                           377                     172

Future purchase price payable to OakRe                                           281                     342

Guaranty fund assessments                                                      1,000                   1,000

Separate account liabilities                                                 160,270                 127,871
                                                                             -------                 -------

Total liabilities                                                            302,671                 272,362
                                                                             -------                 -------

Shareholder's equity:

  Common stock                                                                 2,800                   2,800

  Additional paid-in capital                                                  15,523                  14,523

  Retained earnings                                                            2,218                   1,833

  Accumulated other comprehensive income (loss), net of tax                    (632)                     333
                                                                               -----                     ---

Total shareholder's equity                                                    19,909                  19,489
                                                                              ------                  ------

Total liabilities and shareholder's equity                                  $322,580                $291,851
                                                                            ========                ========

See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Income (Unaudited)

(In thousands)

                                                           Six months ended                Three months ended
                                                                June 30,                         June 30,
                                                            1999           1998           1999            1998
                                                           ---------------------          ---------------------
Revenues:

Premiums                                                   $1,448          $592          $1,273           $536

Net investment income                                       3,855         3,737           1,956          1,825

Net realized investment losses                                (4)          (29)            (42)           (35)

Separate account fees                                       1,004           612             537            341

Other income                                                  160            29              78             12
                                                              ---            --              --             --

Total revenues                                              6,463         4,941           3,802          2,679
                                                            -----         -----           -----          -----

Benefits and expenses:

Interest on policyholder deposits                           2,953         2,697           1,481          1,270

Current and future policy benefits                          1,694           746           1,430            562

Operating and other expenses                                  764           877             462            398

Amortization of purchased intangible assets                    91            88              45             45

Amortization of deferred acquisition costs                    396           254             207            146
                                                              ---           ---             ---            ---

Total benefits and expenses                                 5,898         4,662           3,625          2,421
                                                            -----         -----           -----          -----

Income before income taxes                                    565           279             177            258
                                                              ---           ---             ---            ---

Income tax expense(benefit):

Current                                                       205          (10)           (200)            320

Deferred                                                     (25)           130             255          (220)
                                                             ----           ---             ---          -----

Total income tax expense                                      180           120              55            100
                                                              ---           ---              --            ---

Net income                                                   $385          $159            $122           $158
                                                             ====          ====            ====           ====

See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Shareholder's Equity (Unaudited)

(In thousands)

                                                                            For the periods ended
                                                                          6/30/99            12/31/98
                                                                        ------------       ------------
Common stock, at beginning and end of period                               $2,800             $2,800
                                                                           ------             ------

Additional paid-in capital:

Balance at beginning of period                                             14,523             13,523

Capital contribution                                                        1,000              1,000
                                                                            -----              -----

Balance at end of period                                                   15,523             14,523
                                                                           ------             ------

Retained earnings:

Balance at beginning of period                                              1,833              1,023

Net income                                                                    385                810
                                                                              ---                ---

Balance at end of period                                                    2,218              1,833
                                                                            -----              -----

Accumulated other comprehensive income:
                                                                              333                145
Balance at beginning of period

Change in unrealized appreciation (depreciation) of debt
   securities                                                              (4,151)               794

Change in deferred acquisition costs attributable to
unrealized appreciation (depreciation)                                      2,485               (513)

Change in present value of future profits attributable to
unrealized depreciation                                                       181                  8

Change in deferred federal income taxes impact                                520               (101)
                                                                              ---              -----

Balance at end of period                                                     (632)               333
                                                                            -----                ---

Total shareholder's equity                                                $19,909            $19,489
                                                                          =======            =======
Total comprehensive income:

  Net income                                                                 $385               $810

  Other comprehensive income (loss)(change in
   unrealized gains(losses) on debt securities)                              (965)               188
                                                                            -----                ---

  Total comprehensive income(loss)                                          $(580)              $998
                                                                           ======               ====

  See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows (Unaudited)

Six months ended June 30, 1999 and 1998
(In thousands)

                                                                                 For the periods ended

                                                                              6/30/99               6/30/98
                                                                           ------------           ------------
Reconciliation of net income to net cash provided
   by operating activities:

  Net income                                                                      $385                $159

  Adjustments to reconcile net income to net cash
     Provided  by  operating activities:

    Increase in future policy benefits                                             405                 361

    Decrease in payables and accrued liabilities                                  (110)               (380)

    Decrease(increase) in accrued investment income                               (103)                 72

    Amortization of intangible assets                                              487                 487

    Recapture commission paid to OakRe                                             (61)               (145)

    Net realized investment losses                                                   4                  29

    Interest accumulated on policyholder deposits                                2,953               2,697

    Decrease(increase) in current and deferred income taxes                       (340)                 13

    Commissions and expenses deferred                                           (1,651)             (1,475)

    Other                                                                        1,036                 347
                                                                                ------              ------

Net cash provided by operating
  Activities                                                                     3,005               2,165
                                                                                 -----               -----

Cash flows from investing activities:

  Cash used in the purchase of investment
    Securities                                                                 (16,925)            (20,458)

  Proceeds from investment securities sold
    and matured                                                                 11,700              24,046

  Other                                                                           (63)                (58)
                                                                                  ----                ----

Net cash provided by (used in) investing
  Activities                                                                   (5,288)               3,530
                                                                               -------               -----

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, (Unaudited) (Continued)

Six months ended June 30, 1999 and 1998
(In thousands)

                                                              For the periods ended
                                                          6/30/99                 6/30/98
                                                        ------------           --------------
Cash flows from financing activities:

  Policyholder deposits                                   $35,427                  $30,408

  Transfers from OakRe                                      8,836                   18,514

  Transfer to separate accounts                           (23,006)                 (32,931)

  Return of policyholder deposits                         (19,713)                 (15,882)

  Capital contribution received                             1,000                        -
                                                            -----                   -------

Net cash provided by financing
  activities                                                2,544                      109
                                                            -----                      ---

Increase in cash and cash
  equivalents                                                 261                    5,804
                                                              ---                    -----

Cash and cash equivalents - beginning of
  period                                                    6,989                    2,148
                                                            -----                    -----

Cash and cash equivalents - end of period                  $7,250                   $7,952
                                                           ======                   ======

See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

June 30, 1999 and 1998

(1)

The interim consolidated financial statements for Cova Financial Life Insurance Company (the Company) have been prepared on the basis of generally accepted accounting principles and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation or results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements as of December 31, 1998 and December 31, 1997, and for each of the years in the three-year period ended December 31, 1998 and related notes thereto, presented elsewhere herein. Interim financial data presented herein are unaudited.


(2)  Investments

The Company's investments in debt securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as other comprehensive income. The carrying value and amortized cost of investments at June 30, 1999 were as follows:



                                                                       June 30, 1999
                                           ----------------------------------------------------------------------
                                                             Gross        Gross       Estimated
                                            Amortized     Unrealized    Unrealized       Fair        Carrying
                                               Cost          Gains        Losses         Value         Value
                                           ----------------------------------------------------------------------
                                                                      (in thousands)
Debt Securities:
  Government agency obligations               $2,289           $45           $ -        $2,334        $2,334
  Corporate securities                        82,093           261        (2,612)       79,742        79,742
  Mortgage-backed securities                   9,101            28          (43)         9,086         9,086
  Asset-backed securities                     12,514            50         (450)        12,114        12,114
                                              ------            --         -----        ------        ------

Total debt securities                        105,997           384        (3,105)      103,276       103,276

Mortgage loans(net)                            4,508           112             -         4,620         4,508
Policy loans                                   1,054             -             -         1,054         1,054
                                               ------         -----         ----         -----         -----

Total investments                           $111,559          $496       ($3,105)     $108,950      $108,838
                                            ========          ====      ========      ========      ========
Company's beneficial interest
  In separate accounts                            $2            --            --            $2            $2
                                                  ==            ==            ==            ==            ==

As of June 30, 1999, the Company had one nonincome producing debt security totaling $502,244. The Company's valuation allowance for potential losses on mortgage loans is $27,500 at June 30, 1999

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

The amortized cost and fair market value of debt securities at June 30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                June 30, 1999
                                                ---------------------------------------------
                                                                                 Fair
                                                    Amortized                   Market
                                                      Cost                      Value
                                                ---------------------------------------------
                                                                 (in thousands )
Less than one year                                    $3,373                    $3,398

Due after one year through five years                 36,700                    36,166

Due after five years through ten years                36,041                    34,702

Due after ten years                                   20,782                    19,924

Mortgage-backed securities                             9,101                     9,086
                                                       -----                     -----

Total                                               $105,997                  $103,276
                                                    ========                  ========


At June 30, 1999, approximately 93.4% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade. Of the 6.6% non-investment grade debt securities, 6.1% are rated as BB, and 0.5% are rated as C and treated as impaired.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

The components of net investment income, net realized capital losses and comprehensive income were as follows:


                                                        --------------------------         -----------------------------
                                                              Six months ended                  Three months ended
                                                                 June 30,                            June 30,
                                                           1999            1998                 1999             1998
                                                        --------------------------         -----------------------------
                                                                              (in thousands)
Income on debt securities                                 $3,565          $3,515              $1,790           $1,705

Income on short-term investments                              96             110                  52               60

Income on mortgage loans                                     217             122                 126               68


Income on policy loans                                        41              44                  21               22

Miscellaneous interest                                         1               3                   1                -
                                                          ------          ------               -------         -------

Total investment income                                    3,920           3,794               1,990            1,855

Investment expenses                                          (65)            (57)                (34)             (30)
                                                            ----            ----                ----             ----

Net investment income                                     $3,855          $3,737              $1,956           $1,825
                                                          ======          ======              ======           ======

Net realized capital losses -

  debt securities                                           $(4)           $(29)               $(42)            $(35)
                                                            ====           =====               =====            =====


                                                          ---------------------------------
                                                               For the periods ended
                                                           6/30/99                  6/30/98
                                                          ---------------------------------
                                                                    (in thousands)
Comprehensive income was as follows:

  Debt securities                                          $(4,151)                   $59

  Effects on deferred acquisition costs
    amortization                                             2,485                    (61)

  Effects on present value of future
    Profits amortization                                       181                     23
                                                               ---                     --
  Unrealized appreciation (depreciation)
    before income taxes                                     (1,485)                    21

  Unrealized income tax benefit/(expense)                      520                     (8)
                                                               ---                     ---

Net change in comprehensive income                           $(965)                   $13
                                                             ======                   ====

COVA FINANCIAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)


(3)  Securities Greater than 10% of Shareholder's Equity

As of June 30, 1999 the Company had one individual security which exceeded 10% of shareholder's equity:

Colonial Realty 7.5%, 07/15/2001 $1,997,781

(4)      Statutory Surplus

As  of  June  30,  1999,  the  Company's   statutory  capital  and  surplus  was
$10,758,290. The Company's statutory net losses for the periods ended June 30, 1999 and 1998 were $418,255 and $444,318, respectively.

(5)      Related-Party Transactions

The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are Cova Life Management Company, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, General
American Life Insurance Company. Cova Life Administrative Service Company provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies as of June 30, 1999 and 1998 were $489,502 and $403,709, respectively.

(6)   SUBSEQUENT EVENT

On August 26, 1999, the Company's ultimate parent, General American Life Insurance Company (GALIC), entered into a definitive agreement, whereby MetLife will acquire GALIC's parent company GenAmerica Corporation for $1.2 billion in cash. The purchase is subject to the approval of the Missouri Director of Insurance, and it is expected to be completed in the fourth quarter of 1999.

(7)  Others

Certain 1998 amounts have reclassified to conform to the 1999 presentation.






                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                              Financial Statements

                        December 31, 1998, 1997, and 1996

                   (With Independent Auditors' Report Thereon)


                          INDEPENDENT AUDITORS' REPORT



     The Board of Directors and Shareholder
     Cova Financial Life Insurance Company:


     We have audited the accompanying balance sheets of Cova Financial Life Insurance Company (a wholly owned subsidiary of Cova Financial Services Life Insurance Company) (the Company) as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


     March 4, 1999


                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                                 Balance Sheets

                           December 31, 1998 and 1997




                                        ASSETS                          1998         1997
                                                                     -----------  -----------
                                                                         (in thousands)
Investments:
    Debt securities available-for-sale, at fair value
      (cost of $99,228 in 1998 and $96,884 in 1997)                $    100,658       97,520
    Mortgage loans, net of allowance for potential loan
      loss of $10 in 1998 and $-0- in 1997                                5,245        1,786
    Policy loans                                                          1,223        1,083
                                                                     -----------  -----------

             Total investments                                          107,126      100,389


Cash and cash equivalents - interest-bearing                              5,789          756
Cash - noninterest-bearing                                                1,200        1,392
Accrued investment income                                                 1,641        1,826
Deferred policy acquisition costs                                         9,142        6,774
Present value of future profits                                             854          900
Goodwill                                                                  1,813        1,923
Deferred tax asset, net                                                     585        1,042
Receivable from OakRe                                                    35,312       68,533
Reinsurance receivables                                                     118          114
Other assets                                                                398           14
Separate account assets                                                 127,873       69,318
                                                                     -----------  -----------

             Total assets                                          $    291,851      252,981
                                                                     ===========  ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                            Balance Sheets, Continued

                           December 31, 1998 and 1997




                         LIABILITIES AND SHAREHOLDER'S EQUITY              1998          1997
                                                                        -----------   -----------
                                                                             (in thousands)
Policyholder deposits                                                 $    135,106       157,566
Future policy benefits                                                       6,191         5,381
Payable on purchase of securities                                               27            92
Accounts payable and other liabilities                                       1,653         1,462
Federal and state income taxes payable                                         172           106
Future purchase price payable to OakRe                                         342           565
Guaranty fund assessments                                                    1,000         1,000
Separate account liabilities                                               127,871        69,318
                                                                        -----------   -----------

             Total liabilities                                             272,362       235,490
                                                                        -----------   -----------

Shareholder's equity:
    Common stock, $233.34 par value.  (Authorized
      30,000 shares; issued and outstanding
      12,000 shares in 1998 and 1997)                                        2,800         2,800
    Additional paid-in capital                                              14,523        13,523
    Retained earnings                                                        1,833         1,023
    Accumulated other comprehensive income,
      net of tax                                                               333           145
                                                                        -----------   -----------

             Total shareholder's equity                                     19,489        17,491
                                                                        -----------   -----------

             Total liabilities and shareholder's equity               $    291,851       252,981
                                                                        ===========   ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                              Statements of Income

                  Years ended December 31, 1998, 1997, and 1996




                                                               1998         1997        1996
                                                             ----------   ----------  ----------
                                                                       (in thousands)
Revenues:
    Premiums                                               $     1,308        1,191         488
    Net investment income                                        7,516        6,761       4,176
    Net realized gains (losses) on sales of
      investments                                                  178          158         (28)
    Separate account fees                                        1,392          599         134
    Other income                                                    66           45          35
                                                             ----------   ----------  ----------

             Total revenues                                     10,460        8,754       4,805
                                                             ----------   ----------  ----------

Benefits and expenses:
    Interest on policyholder deposits                            5,486        4,837       2,563
    Current and future policy benefits                           1,549        1,481         722
    Operating and other expenses                                 1,614        1,203         570
    Amortization of purchased intangible
      assets                                                       194          165          66
    Amortization of deferred policy
      acquisition costs                                            530          320         187
                                                             ----------   ----------  ----------

             Total benefits and expenses                         9,373        8,006       4,108
                                                             ----------   ----------  ----------

             Income before income taxes                          1,087          748         697
                                                             ----------   ----------  ----------

Income tax expense (benefit):
    Current                                                        (80)         310         351
    Deferred                                                       357           (5)        (66)
                                                             ----------   ----------  ----------

             Total income tax expense                              277          305         285
                                                             ----------   ----------  ----------

             Net income                                    $       810          443         412
                                                             ==========   ==========  ==========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                       Statements of Shareholder's Equity

                  Years ended December 31, 1998, 1997, and 1996




                                                                                1998        1997        1996
                                                                              ----------  ----------  ----------
                                                                                       (in thousands)
Common stock, at beginning
    and end of period                                                       $     2,800       2,800       2,800
                                                                              ----------  ----------  ----------

Additional paid-in capital:
    Balance at beginning of period                                               13,523      13,523      13,523
    Capital contribution                                                          1,000          --          --
                                                                              ----------  ----------  ----------

Balance at end of period                                                         14,523      13,523      13,523
                                                                              ----------  ----------  ----------

Retained earnings:
    Balance at beginning of period                                                1,023         580         168
    Net income                                                                      810         443         412
                                                                              ----------  ----------  ----------

Balance at end of period                                                          1,833       1,023         580
                                                                              ----------  ----------  ----------

Accumulated other comprehensive income:
    Balance at beginning of period                                                  145           1         192
    Change in unrealized appreciation (depreciation)
      of debt and equity securities                                                 794         630        (840)
    Deferred federal income tax impact                                             (101)        (77)        103
    Change in deferred policy acquisition costs
      attributable to unrealized appreciation                                      (513)       (144)        (69)
    Change in present value of future profits
      attributable to unrealized depreciation (appreciation)                          8        (265)        615
                                                                              ----------  ----------  ----------

Balance at end of period                                                            333         145           1
                                                                              ----------  ----------  ----------

             Total shareholder's equity                                     $    19,489      17,491      16,904
                                                                              ==========  ==========  ==========

Total comprehensive income:
    Net income                                                              $       810         443         412
    Other comprehensive income (change in net unrealized
      appreciation (depreciation) of debt and equity securities)                    188         144        (191)
                                                                              ----------  ----------  ----------

             Total comprehensive income                                     $       998         587         221
                                                                              ==========  ==========  ==========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                            Statements of Cash Flows

                  Years ended December 31, 1998, 1997 and 1996


                                                                                      1998          1997          1996
                                                                                   ------------  ------------  -----------
                                                                                               (in thousands)
Reconciliation of net income to net cash provided by (used in) operating activities:
      Net income                                                                 $         810           443          412
      Adjustments to reconcile net
        income (loss) to net cash provided by
        (used in) operating activities:
           Increase in future policy benefits                                              810           820          192
           Increase in payables and
             accrued liabilities                                                           191            82           95
           Decrease (increase) in accrued
             investment income                                                             185          (704)        (556)
           Amortization of intangible assets and
             deferred policy acquisition costs                                             724           485          253
           Amortization and accretion of
             securities, premiums, and discounts                                           (87)          (10)          73
           Net realized (gain) loss on sale of investments                                (178)         (158)          28
           Interest on policyholder deposits                                             5,486         4,837        2,563
           Increase (decrease) in current and
             deferred federal income taxes                                                 523            91          (66)
           Recapture commissions paid to OakRe                                            (223)         (159)        (273)
           Commissions and expenses deferred                                            (3,411)       (3,917)      (2,413)
           Due to/from affiliates                                                           --            --           44
           Other                                                                           219          (498)        (452)
                                                                                   ------------  ------------  -----------

             Net cash provided by (used in) operating activities                         5,049         1,312         (100)
                                                                                   ------------  ------------  -----------

Cash flows from investing activities:
    Cash used in the purchase of
      investment securities                                                            (56,673)      (53,534)     (42,655)
    Proceeds from investment securities
      sold and matured                                                                  50,661        25,379       10,635
    Other                                                                                 (121)          (81)         (90)
                                                                                   ------------  ------------  -----------

             Net cash used in investing activities                                      (6,133)      (28,236)     (32,110)
                                                                                   ------------  ------------  -----------

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                       Statements of Cash Flows, Continued

                  Years ended December 31, 1998, 1997, and 1996




                                                                                      1998          1997          1996
                                                                                   ------------  ------------  -----------
                                                                                               (in thousands)
Cash flows from financing activities:
    Policyholder deposits                                                        $      69,459        81,788       38,348
    Transfers from OakRe                                                                35,590        25,060       36,553
    Transfer to separate accounts                                                      (60,181)      (56,144)     (13,669)
    Return of policyholder deposits                                                    (39,943)      (28,267)     (28,521)
    Capital contributions received                                                       1,000            --           --
                                                                                   ------------  ------------  -----------

             Net cash provided by financing activities                                   5,925        22,437       32,711
                                                                                   ------------  ------------  -----------

             Increase (decrease) in cash and cash equivalents                            4,841        (4,487)         501

Cash and cash equivalents - beginning of period                                          2,148         6,635        6,134
                                                                                   ------------  ------------  -----------

Cash and cash equivalents - end of period                                        $       6,989         2,148        6,635
                                                                                   ============  ============  ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996


  (1)   NATURE OF BUSINESS AND ORGANIZATION

              NATURE OF THE BUSINESS

              Cova Financial Life Insurance Company (the Company) markets and services single premium deferred annuities, immediate annuities, variable annuities, term life, single premium variable universal life, and single premium whole life insurance policies. The Company is licensed to conduct business in the state of California. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

              Under the deferred fixed annuity contracts, interest rates credited to policyholder deposits are guaranteed. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain federal income tax penalties on withdrawals.

              Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general account. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The contract value allocated to the general account is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders may also incur certain federal income tax penalties on withdrawals.

              Under the single premium variable life contracts, policyholder deposits are allocated to various separate account sub-accounts. The account value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The Company guarantees a minimum death benefit to be paid to the beneficiaries upon the death of the insured. The Company may assess surrender fees against amounts withdrawn prior to the end of the surrender charge period. A deferred premium tax may also be assessed against amounts withdrawn in the first ten years. Policyholders may also incur certain federal income tax penalties on withdrawals.

              Under the term life insurance policies, policyholders pay a level premium over a certain period of time to guarantee a death benefit will be paid to the beneficiaries upon the death of the insured. This policy has no cash accumulation available to the policyholder.

              Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 97%, 85%, and 81% of the Company's sales have been through two specific brokerage firms, A.
              G. Edwards & Sons, Incorporated, and Edward Jones & Company, Incorporated, in 1998, 1997, and 1996, respectively.

              ORGANIZATION

              The Company, formerly Xerox Financial Life Insurance Company (XFLIC), is a wholly owned subsidiary of Cova Financial Services Life Insurance Company (CFSLIC). On December 31, 1996, Cova Corporation, an insurance holding company wholly owned by General American Life Insurance Company (GALIC), transferred 100% of the outstanding shares of the Company to CFSLIC, an affiliated life insurer domiciled in Missouri. The transfer of direct ownership had no effect on the operations of the Company as both CFSLIC and the Company had existed under common management and control prior to the transfer.

              Cova Corporation purchased the Company from Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary of Xerox Corporation, on June 1, 1995. In conjunction with the purchase, Cova Corporation entered into a financing reinsurance transaction with OakRe Life Insurance Company (OakRe), a subsidiary of XFSI, to assume the economic benefits and risks of the existing single premium deferred annuity deposits (SPDAs) of the Company. The receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods which will be substantially expired by the end of the year 2000, from the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day-no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

              In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ending December 31, 1998 and 1997.

              In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing, and administrative capabilities of the Company, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              DEBT SECURITIES

              Investments in all debt securities with readily determinable fair values are classified into one of three categories: held-to-maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt securities and short-term investments at December 31, 1998 and 1997 were classified as available-for-sale. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income of shareholder's equity, net of deferred effects of income tax and related effects on deferred acquisition costs and present value of future profits.

              Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

              Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income.

              A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in market value that is deemed to be other than temporary.

              MORTGAGE LOANS AND POLICY LOANS

              Mortgage loans and policy loans are carried at their unpaid principal balances. An allowance for mortgage loan losses is established based on an evaluation of the mortgage loan portfolio, past credit loss experience, and current economic conditions.

              Reserves for loans are established when the Company determines that collection of all amounts due under the contractual terms is doubtful and are calculated in conformity with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures.

              The Company had no impaired loans, and the valuation allowance for potential losses on mortgage loans was $10,000 and $319, at December 31, 1998 and 1997, respectively.

              CASH AND CASH EQUIVALENTS

              Cash and cash equivalents include currency and demand deposits in banks, U.S. Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

              SEPARATE ACCOUNT ASSETS

              Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity policyholders in the separate accounts and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate accounts assets are valued at fair market value.

              In order to provide for optimum policyholder returns and to allow for the replication of the investment performance of existing "cloned" mutual funds, the Company has periodically transferred capital to the separate accounts to provide for the initial purchase of investments in new portfolios. As additional funds have been received through policyholder deposits, the Company has periodically reduced its capital investment in the separate accounts. The Company's capital investment in the separate accounts as of December 31, 1998 and 1997, are presented in note 3.

              DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred. These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred policy acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses are not recognized currently in income but as an offset to the accumulated other comprehensive income of shareholder's equity. The amortization period is the remaining life of the policies, which is approximately 20 years from the date of original policy issue.

              The components of deferred policy acquisition costs are shown below:

                                                                     1998          1997          1996
                                                                  ------------  ------------  ------------
                                                                              (IN THOUSANDS)
Deferred policy acquisition costs, beginning of period         $      6,774         3,321         1,164
Commissions and expenses deferred                                     3,411         3,917         2,413
Amortization                                                           (530)         (320)         (187)
Deferred policy acquisition costs attributable to
    unrealized appreciation                                            (513)         (144)          (69)
                                                                  ------------  ------------  ------------

Deferred policy acquisition costs, end of period               $      9,142         6,774         3,321
                                                                  ============  ============  ============

              PURCHASE RELATED INTANGIBLE ASSETS AND LIABILITIES

              In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date.

                           Present Value of Future Profits

                  The Company established an intangible asset which represents the present value of future profits (PVFP) to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset, including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pretax rate of 18% (12% net after tax).

                  In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities appreciation and depreciation, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of PVFP will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception. The amortization and adjustments resulting from unrealized appreciation and depreciation is not recognized currently in income but as an offset to the accumulated other comprehensive income of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

                  Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, is projected to be 4.9%, 7.2%, 7.8%, 7.7%, and 7.2% for the years ended December 31, 1999 through 2003, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

                  During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a reallocation of the net purchased intangible asset between PVFP, goodwill, future payable, and deferred taxes. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996.

                  The components of PVFP are shown below:

                                                             1998       1997        1996
                                                            --------  ----------  ---------
                                                                    (IN THOUSANDS)
PVFP - beginning of period                                $    900      1,178          576
Net amortization                                               (54)       (13)          78
Adjustment due to revised push-down purchase
    accounting                                                  --         --          (91)
PVFP attributable to unrealized
    depreciation (appreciation)                                  8       (265)         615
                                                            --------  ----------  ---------

       PVFP - end of period                               $    854        900        1,178
                                                            ========  ==========  =========

                  Goodwill

                  Under the push-down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as goodwill. The Company has elected to amortize goodwill on the straight-line basis over a 20-year period.

                  The components of goodwill are shown below:

                                                                1998          1997          1996
                                                             ------------  ------------  ------------
                                                                         (IN THOUSANDS)
Goodwill - beginning of period                             $     1,923         2,034         2,306
Amortization                                                      (110)         (111)         (105)
Adjustment due to revised push-down purchase
    accounting                                                      --            --          (167)
                                                             ------------  ------------  ------------

         Future payable - end of period                    $     1,813         1,923         2,034
                                                             ============  ============  ============

                  Future Payable

                  Pursuant to the financial reinsurance agreement, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force with OakRe into the next rate guarantee period, the Company will pay a commission to OakRe of 1.75% up to 40% of policy account values originally reinsured and 3.5% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay a commission to OakRe of 0.50%.

                  The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement. The Company expects that this payable will be substantially extinguished by the end of the year 2000.

                  The components of this future payable are shown below:

                                                                      1998        1997       1996
                                                                    ----------  ---------- ----------
                                                                             (IN THOUSANDS)
Future payable - beginning of period                              $     565         683      1,265
Interest added                                                           29          41         39
Payments to OakRe                                                      (252)       (159)      (273)
Adjustment due to revised push-down purchase
    accounting                                                           --          --       (348)
                                                                    ----------  ---------- ----------
         Future payable - end of period                           $     342         565        683
                                                                    ==========  ========== ==========

              DEFERRED TAX ASSETS AND LIABILITIES

              XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition was revalued based upon fair market values as of June 1, 1995. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $2.9 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

              POLICYHOLDER DEPOSITS

              The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Company's policyholder deposits as of December 31, 1998 was 6.05%.

              FUTURE POLICY BENEFITS

              Reserves are held for policy annuity benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

              Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.

              PREMIUM REVENUE

              The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks. Amounts collected on annuity policies not subject to longevity risk are recorded as increases in the policyholder deposits liability. For term and single premium variable life products, premiums are recognized as revenue when due.

              FEDERAL INCOME TAXES

              Beginning in 1997, the Company files a consolidated income tax return with its immediate parent, CFSLIC. Allocations of federal income taxes are based upon separate return calculations.

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              RISKS AND UNCERTAINTIES

              In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

              The following elements of the financial statements are most affected by the use of estimates and assumptions:

                  -   Investment valuation
                  -   Amortization of deferred policy acquisition costs
                  -   Amortization of present value of future profits
                  -   Recoverability of goodwill

              The fair value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.

              The amortization of deferred acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

              In a similar manner, the amortization of PVFP is based on estimates of long-term future profits from existing and recaptured policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

              The Company has considered the recoverability of goodwill and has concluded that no circumstances have occurred which would give rise to impairment of goodwill at December 31, 1998.

              FAIR VALUE OF FINANCIAL INSTRUMENTS

              SFAS No. 107, Disclosures About Fair Value of Financial Instruments, applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

              These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because a value of a business is also based upon its anticipated earning power, the aggregate fair value amounts presented do not represent the underlying value of the Company.

              The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  Cash and Cash Equivalents, Short-term Investments,
                      and Accrued Investment Income

                  The carrying value amounts reported in the balance sheets for these instruments approximate their fair values. Short-term debt securities are considered "available-for-sale" and are carried at fair value.

                  Investments Securities and Mortgage Loans
                      (Including Mortgage-backed Securities)

                  Fair values of debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements, certain mortgage-backed securities, and mortgage loans, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments (see note 3 for fair value disclosures).

                  Policy Loans

                  Fair values of policy loans approximate carrying value as the interest rates on the majority of policy loans are reset periodically and therefore approximate current interest rates.

                  Investment Contracts

                  The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all contracts permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (policyholder deposits) are estimated as the amount payable on demand. As of December 31, 1998 and 1997, the cash surrender value of policyholder deposits was $4,707,689 and $7,204,647, respectively, less than their stated carrying value. Of the contracts permitting surrender, substantially all provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

                  All of the Company's deposit obligations are fully guaranteed by its ultimate parent, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

                  REINSURANCE

              The impact of reinsurance on the December 31, 1998 financial statements is not considered material.

              The financing reinsurance agreement entered into with OakRe does not meet the conditions for reinsurance accounting under generally accepted accounting principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and then are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

              RECENTLY ADOPTED ACCOUNTING STANDARDS

              On June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for the fiscal year beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided is required for comparative purposes. The Company has elected to adopt SFAS No. 130 in 1998. The adoption of SFAS No. 130 has no impact on the Company's net income or shareholder's equity. The Company's only component of accumulated other comprehensive income relates to unrealized appreciation and depreciation on debt securities.

              RECENTLY ISSUED ACCOUNTING STANDARD

              SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. The Company's present accounting policies would apply such accounting treatment only to marketable securities as defined under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and to off-balance sheet derivative instruments. SFAS No. 133 will broaden the definition of derivative instruments to include all classes of financial assets and liabilities. It also will require separate disclosure of identifiable derivative instruments embedded in hybrid securities. Change in the fair value of derivative instruments is to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, on the type of hedge transaction.

              SFAS No. 133 is effective for the Company beginning January 1, 2000. The Company's management is currently evaluating the impact of SFAS No. 133; at present, the management does not believe it will have a material effect on the Company's financial position or results of operations.

                  OTHER

              Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

  (3)   INVESTMENTS

        The Company's investments in debt securities and short-term investments are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The amortized cost, estimated fair value, and carrying value of investments at December 31, 1998 and 1997, are as follows:

                                                                              1998
                                         -------------------------------------------------------------------------------
                                                              GROSS           GROSS         ESTIMATED
                                           AMORTIZED       UNREALIZED      UNREALIZED         FAIR          CARRYING
                                              COST            GAINS          LOSSES           VALUE           VALUE
                                         ---------------  --------------  --------------  --------------  --------------
                                                                         (IN THOUSANDS)
        Debt securities:
           U.S. Government
             treasuries                $         100               1               --              101            101
           Collateralized
             mortgage obligations             15,260             161              (32)          15,389         15,389
           Corporate, state,
             municipalities, and
           political subdivisions             83,868           1,733             (433)          85,168         85,168
                                         ---------------  --------------  --------------  --------------  --------------

               Total debt
                 securities                   99,228           1,895             (465)         100,658        100,658

        Mortgage loans (net)                   5,245             204               --            5,449          5,245
        Policy loans                           1,223              --               --            1,223          1,223
                                         ---------------  --------------  --------------  --------------  --------------

               Total investments       $     105,696           2,099             (465)         107,330        107,126
                                         ===============  ==============  ==============  ==============  ==============

        Company's beneficial
           interest in separate
           accounts                    $           2             --                --                2              2
                                         ===============  ==============  ==============  ==============  ==============


                                                                              1997
                                         -------------------------------------------------------------------------------
                                                              GROSS           GROSS         ESTIMATED
                                           AMORTIZED       UNREALIZED      UNREALIZED         FAIR          CARRYING
                                              COST            GAINS          LOSSES           VALUE           VALUE
                                         ---------------  --------------  --------------  --------------  --------------
                                                                         (IN THOUSANDS)
        Debt securities:
           U.S. Government
             treasuries                $         100               1               --              101            101
           Collateralized
             mortgage obligations             24,018             305              (64)          24,259         24,259
           Corporate, state,
             municipalities, and
             political subdivisions           72,766           1,500           (1,106)          73,160         73,160
                                         ---------------  --------------  --------------  --------------  --------------

               Total debt
                 securities                   96,884           1,806           (1,170)          97,520         97,520

        Mortgage loans (net)                   1,786             143               --            1,929          1,786
        Policy loans                           1,083              --               --            1,083          1,083
                                         ---------------  --------------  --------------  --------------  --------------

                                       $      99,753           1,949           (1,170)         100,532        100,389
                                         ===============  ==============  ==============  ==============  ==============

        Company's beneficial
           interest in separate
           accounts                    $          --              --               --               --             --
                                         ===============  ==============  ==============  ==============  ==============

        The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                        ESTIMATED
                                                       AMORTIZED           FAIR
                                                          COST            VALUE
                                                     ---------------  ---------------
                                                             (IN THOUSANDS)
Less than one year                                 $         2,341            2,362
Due after one year through five years                       34,579           35,067
Due after five years through ten years                      32,584           33,321
Due after ten years                                         14,464           14,519
Mortgage-backed securities                                  15,260           15,389
                                                     ---------------  ---------------

         Total                                     $        99,228          100,658
                                                     ===============  ===============


        At December 31, 1998, approximately 95.1% of the Company's debt securities are investment grade or are nonrated but considered to be of investment grade. Of the 4.9% noninvestment grade debt securities, 4.3% are rated as BB or its equivalent, and 0.6% are rated B or its equivalent.

        All debt securities were income producing during the years ended December 31, 1998 and 1997. As of December 31, 1998 and 1997, the Company had no impaired investments.

        The components of investment income, realized gains (losses), and unrealized appreciation are as follows:

                                                               1998           1997          1996
                                                            ------------  -------------  ------------
                                                                         (IN THOUSANDS)
Income on debt securities                                $      6,928         6,575           3,926
Income on short-term investments                                  305           186             243
Income on policy loans                                             92            83              86
Interest on mortgage loans                                        308            32              --
Miscellaneous interest                                              2            --               8
                                                            ------------  -------------  ------------

Total investment income                                         7,635         6,876           4,263

Investment expenses                                              (119)         (115)            (87)
                                                            ------------  -------------  ------------

         Net investment income                           $      7,516         6,761           4,176
                                                            ============  =============  ============

Net realized capital gains (losses) -
    debt securities                                      $        178           158             (28)
                                                            ============  =============  ============

Unrealized appreciation
    is as follows:
       Debt securities                                   $      1,430           633               6
       Short-term investments                                      --             3              --
       Effects on deferred acquisition
         costs amortization                                      (726)         (213)            (69)
       Effects on PVFP amortization                              (192)         (200)             65
                                                            ------------  -------------  ------------


       Unrealized appreciation before income taxes                512           223               2

       Unrealized income tax expenses                            (179)          (78)             (1)
                                                            ------------  -------------  ------------

         Net unrealized appreciation on
           investments                                   $        333           145               1
                                                            ============  =============  ============

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1998 were $50,660,583. Gross gains of $591,755 and gross losses of $413,588 were realized on those sales. Included in these amounts were $133,138 of gross gains and $106,165 of gross losses realized on the sale of noninvestment grade securities.

        Proceeds from sales, redemptions, and paydowns for investments in debt securities during 1997 were $25,379,783. Gross gains of $166,335 and gross losses of $8,658 were realized on those sales. Included in these amounts were $47,391 of gross gains and $7,300 of gross losses realized on the sale of noninvestment grade securities.

        Proceeds from sales, redemptions, and paydowns for investments in debt securities during 1996 were $10,635,608. Gross gains of $16,757 and gross losses of $44,311 were realized on those sales. Included in these amounts were $1,355 of gross gains realized on the sale of noninvestment grade securities.

  (4)   SECURITY GREATER THAN 10% OF SHAREHOLDER'S EQUITY

        As of December 31, 1998 and 1997, the Company held the following individual security which exceeded 10% of shareholder's equity:

                                                                                     1998             1997
                                                                                ---------------  ---------------
Colonial Realty, at carrying value                                            $     1,997,287        2,017,400
                                                                                ===============  ===============

  (5)   COMPREHENSIVE INCOME

        The components of comprehensive income are as follows:

                                                                                    1998          1997         1996
                                                                                 ------------  ------------ ------------
                                                                                             (IN THOUSANDS)
        Net income                                                             $     810            443          412
                                                                                 ------------  ------------ ------------
        Other comprehensive income (loss), before tax -
            unrealized appreciation (depreciation) on
               investments arising during period:
                 Unrealized appreciation (depreciation)
                     on investments                                                  616            472         (812)
                 Adjustment to deferred acquisition
                   costs attributable to unrealized
                   (appreciation) depreciation                                      (398)          (108)         (67)
                 Adjustment to PVFP attributable to
                   unrealized (appreciation) depreciation                              6           (198)         594
                                                                                 ------------  ------------ ------------

                       Total unrealized appreciation (depreciation) on
                          investments arising during period                          224            166         (285)
                                                                                 ------------  ------------ ------------

        Less reclassification adjustments for realized (gains) losses included in net income:
               Adjustment for (gains) losses included in
                 net realized gains (losses) on sales
                 of investments                                                     (178)          (158)          28
               Adjustment for (gains) losses included in
                 amortization of PVFP                                                115             36            2
               Adjustment for (gains) losses included in
                 amortization of deferred acquisition costs                           (2)            67          (21)
                                                                                 ------------  ------------ ------------

                       Total reclassification adjustments for (gains) losses
                          included in net income                                     (65)           (55)           9
                                                                                 ------------  ------------ ------------

        Other comprehensive income (loss), before related income tax
            expense (benefits)                                                       289            221         (294)

        Related income tax expense (benefit)                                         101             77         (103)
                                                                                 ------------  ------------ ------------

                       Other comprehensive income (loss), net of tax                 188            144         (191)
                                                                                 ------------  ------------ ------------

                       Comprehensive income                                    $     998            587          221
                                                                                 ============  ============ ============

  (6)   POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

        The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation. The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1998, 1997, and 1996, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1998, CLMC had no retired employees nor any employees fully eligible for retirement, and had no disbursements for such benefit commitments. The expense arising from these allocations is not material.

  (7)   INCOME TAXES

        The Company will file a consolidated federal income tax return with its immediate parent, CFSLIC. Income taxes are recorded in the statements of income and directly in certain shareholder's equity accounts. Income tax expense for the years ended December 31 was allocated as follows:

                                                                                   1998       1997       1996
                                                                                 ---------  ---------  ---------
                                                                                         (IN THOUSANDS)
Statements of income:
    Operating income (excluding realized investment gains and losses)          $    215        250        295
    Realized investment gains (losses)                                               62         55        (10)
                                                                                 ---------  ---------  ---------

         Income tax expense included in the statements of
           income                                                                   277        305        285

Shareholder's equity - change in deferred federal income taxes
    related to unrealized appreciation (depreciation) on securities                 101         77       (103)
                                                                                 ---------  ---------  ---------

         Total income tax expense                                              $    378        382        182
                                                                                 =========  =========  =========

        The actual federal income tax expense differed from the expected tax expense computed by applying the U.S. federal statutory rate to income before taxes on income as follows:

                                                        1998                  1997                 1996
                                                --------------------  --------------------  --------------------
                                                                        (IN THOUSANDS)
Computed expected tax expense                 $   380       35.0%    $  262       35.0%    $  244       35.0%
Dividends received deduction - separate
    account                                      (150)     (13.9)        --         --         --         --
Amortization of intangible assets                  39        3.6         39        5.2         37        5.3
Other                                               8        0.8          4        0.5          4        0.6
                                                --------  ----------  --------  ----------  --------  ---------

           Total                              $   277       25.5%    $  305       40.7%    $  285       40.9%
                                                ========  ==========  ========  ==========  ========  ==========


        The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are as follows:

                                                                 1998         1997
                                                              ------------ ------------
                                                                   (IN THOUSANDS)
Deferred tax assets:
    Tax basis of intangible assets purchased                $       624           679
    Liability for commission on recaptures                          120           198
    Policy reserves                                               2,477         1,898
    DAC "Proxy Tax"                                               1,252           977
    Other deferred tax assets                                      (359)           --
                                                              ------------ ------------

           Total deferred tax assets                              4,114         3,752
                                                              ------------ ------------

Deferred tax liabilities:
    Unrealized gains in investments                                 179            78
    PVFP                                                            150           144
    Deferred acquisition costs                                    3,200         2,371
    Other deferred tax liabilities                                   --           117
                                                              ------------ ------------

           Total deferred tax liabilities                         3,529         2,710
                                                              ------------ ------------

           Net deferred tax asset                           $       585         1,042
                                                              ============ ============

        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon consideration of the reversal of existing temporary differences, anticipated future earnings, and all other available evidence. Accordingly, no valuation allowance was established at December 31, 1998 or 1997.

  (8)   RELATED-PARTY TRANSACTIONS

        On December 31, 1997, CLMC and Navisys Incorporated, affiliated companies, purchased certain assets of Johnson & Higgins/Kirke Van Orsdel, Inc. (J&H/KVI), an unaffiliated Delaware corporation, for $2,500,000. The purchased assets are the administrative and service systems that provide the marketing, underwriting, claims, and administrative functions for the Company's life and annuity products. On January 1, 1998, the purchased assets of J&H/KVI were merged into Cova Life Administrative Service Company (CLASC). Navisys Incorporated purchased 51% of CLASC, the remaining 49% was purchased by CLMC.

         The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are CLMC, a Delaware Corporation, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, GALIC. CLASC provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies in 1998, 1997, and 1996 for the Company were $1,587,833, $396,806, and $303,694 respectively.

  (9)   STATUTORY SURPLUS AND DIVIDEND RESTRICTION

        GAAP differs in certain respects from accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

        The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the nonrecognition of financial reinsurance for GAAP reporting, and the establishment of an asset valuation reserve as a contingent liability based on the credit quality of the Company's investment securities and an interest maintenance reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold under statutory accounting principles. In addition, adjustments to record the carrying values of debt securities and certain equity securities at estimated fair value are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

        Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their established fair values, and shareholder's equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

        As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with GAAP were as follows:

                                                            1998         1997
                                                         ------------ ------------
                                                              (IN THOUSANDS)
Statutory capital and surplus                          $    10,411        10,389
Reconciling items:
    Statutory asset valuation reserve                        1,078         1,151
    Statutory interest maintenance reserve                     190           111
    GAAP investment adjustments to fair value                1,430           636
    GAAP deferred policy acquisition costs                   9,142         6,774
    GAAP basis policy reserves                              (4,670)       (3,871)
    GAAP deferred federal income taxes (net)                   585         1,042
    GAAP guarantee assessment adjustment                    (1,000)       (1,000)
    GAAP goodwill                                            1,813         1,923
    GAAP present value of future profits                       854           900
    GAAP future purchase price payable                        (342)         (565)
    Other                                                       (2)            1
                                                         ------------ ------------

           GAAP shareholder's equity                   $    19,489        17,491
                                                         ============ ============

                      COVA FINANCIAL LIFE INSURANCE COMPANY
                       (a wholly owned subsidiary of Cova
                   Financial Services Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996

        Statutory net loss for the years ended December 31, 1998, 1997, and 1996 was $142,046, $461,118, and $113,236, respectively.

        The maximum amount of dividends which can be paid by State of California insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory surplus or statutory net gain from operations for the preceding year. The maximum dividend permissible during 1998 will be $761,109, which is 10% of the Company's December 31, 1998 statutory surplus of $7,611,089.

        The National Association of Insurance Commissioners has developed certain risk based capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1998, the Company's Total Adjusted Capital and Authorized Control Level RBC were $11,488,766 and $1,619,495, respectively. This level of adjusted capital qualifies under all tests.

(10)    GUARANTY FUND ASSESSMENTS

        The Company participates with life insurance companies licensed in California in an association formed to guaranty benefits to policyholders of insolvent life insurance companies. Under state law, as a condition for maintaining the Company's authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty association for insolvencies incurred through 1998, but for which assessments have not yet been determined or assessed, to a maximum generally of 1% of statutory premiums per annum.

        In November 1998, the National Organization of Life and Health Guaranty Associations distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for $1.0 million in future assessments on insolvencies that occurred before December 31, 1998. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. The Company paid $33,505, $460,167, and $265,760 in guaranty fund assessment in 1998, 1997, and 1996, respectively. These payments were substantially reimbursed by OakRe.

        At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the remaining 20%. The credits to be retained for 1998 were not material.



Appendix -  ILLUSTRATION OF POLICY VALUES


                                    VERSION A


In order to show you how the Policy works, we created some hypothetical examples. We chose two males ages 50 and 60 . Our hypothetical insureds are non-smokers and in good health which means the Policy would be issued with preferred rates. For each of the two examples, we've illustrated all three available Death Benefit Options; Option A, Option B and Option C. We assumed ongoing annual premiums paid of $6,000 for the 50-year-old example and $9,000 for the 60-year-old example.

All of the illustrations that follow are based on the above. We also assumed the underlying investment portfolio had gross rates of return of 0%, 6% and 12 %. This means that the underlying investment portfolio would earn these rates of return before the deduction of the Mortality and Expense Risk Charge (equivalent to .55% for Policy Years 1-10, .45% for Policy Years 11-20 and .35% thereafter) and advisory fee and operating expenses (equal to approximately .92%). When these costs are taken into account, the net annual investment return rates (net of an average of 1.47% for these charges) are approximately -1.47, 4.53% and 10.53%.

It is important to be aware that these illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Cash Value, Cash Surrender Value and Death Benefit.

We used the charges we described in the Expenses Section of the Prospectus. These charges are:

(1) A Federal Tax Charge of 1.3% and a Premium Tax Charge of 2.35% of each premium paid;

(2) A first year Sales Charge of 15% of premium up to Target Premium, 5% of premium above Target Premium. (The Sales Charge decreases to 5% of premium paid in Policy Years 2-10 and 2% of premium paid in Policy Years 11 and thereafter);

(3) A Monthly Policy Charge of $25 for the first Policy Year, decreasing to $6 per month thereafter;

(4) During the first ten years, a monthly Selection and Issue Expense Charge, generally ranging from four cents to one dollar per $1,000 of Face Amount;

(5) The Monthly Cost of Insurance Charge, based on both the current charges and the guaranteed charges;

(6) Any Surrender Charge which may be applicable in determining the Cash Surrender Values.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the annual premiums paid would grow if invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed insured's age, risk classification, Face Amount, premiums paid and reflecting both the current cost of insurance and guaranteed cost of insurance.


                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       3,885        2,164     250,000       2,997        1,275     250,000
      2            12,915       8,206        6,485     250,000       6,464        4,742     250,000
      3            19,861      12,381       10,660     250,000       9,777        8,056     250,000
      4            27,154      16,421       14,700     250,000      12,928       11,207     250,000
      5            34,811      20,335       18,614     250,000      15,900       14,179     250,000
      6            42,852      24,139       22,609     250,000      18,684       17,154     250,000
      7            51,295      27,834       26,687     250,000      21,265       20,118     250,000
      8            60,159      31,430       30,665     250,000      23,639       22,874     250,000
      9            69,467      34,918       34,536     250,000      25,795       25,412     250,000
     10            79,241      38,294       38,294     250,000      27,711       27,711     250,000
     15           135,945      56,952       56,952     250,000      36,571       36,571     250,000
     20           208,316      70,419       70,419     250,000      34,519       34,519     250,000
     25           300,681      78,088       78,088     250,000      12,845       12,845     250,000
     30           418,565      76,508       76,508     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,154        2,433     250,000       3,237        1,516     250,000
      2            12,915       9,017        7,296     250,000       7,165        5,443     250,000
      3            19,861      14,016       12,295     250,000      11,168        9,447     250,000
      4            27,154      19,170       17,448     250,000      15,241       13,519     250,000
      5            34,811      24,491       22,770     250,000      19,370       17,649     250,000
      6            42,852      30,006       28,476     250,000      23,549       22,019     250,000
      7            51,295      35,724       34,576     250,000      27,767       26,620     250,000
      8            60,159      41,665       40,900     250,000      32,024       31,259     250,000
      9            69,467      47,831       47,449     250,000      36,312       35,930     250,000
     10            79,241      54,230       54,230     250,000      40,618       40,618     250,000
     15           135,945      94,450       94,450     250,000      66,290       66,290     250,000
     20           208,316     142,807      142,807     250,000      90,980       90,980     250,000
     25           300,681     204,835      204,835     250,000     112,105      112,105     250,000
     30           418,565     287,351      287,351     301,718     122,170      122,170     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,424        2,703     250,000       3,479        1,757     250,000
      2            12,915       9,861        8,140     250,000       7,897        6,176     250,000
      3            19,861      15,787       14,066     250,000      12,679       10,958     250,000
      4            27,154      22,265       20,544     250,000      17,856       16,135     250,000
      5            34,811      29,364       27,642     250,000      23,458       21,737     250,000
      6            42,852      37,168       35,638     250,000      29,524       27,994     250,000
      7            51,295      45,758       44,610     250,000      36,098       34,950     250,000
      8            60,159      55,229       54,464     250,000      43,238       42,473     250,000
      9            69,467      65,673       65,290     250,000      51,009       50,627     250,000
     10            79,241      77,196       77,196     250,000      59,475       59,475     250,000
     15           135,945     161,199      161,199     250,000     120,940      120,940     250,000
     20           208,316     301,873      301,873     350,172     225,431      225,431     261,499
     25           300,681     535,978      535,978     573,496     404,654      404,654     432,980
     30           418,565     924,088      924,088     970,292     699,609      699,609     734,590

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       3,880        2,159     253,880       2,977        1,256     252,977
      2            12,915       8,186        6,465     258,186       6,404        4,683     256,404
      3            19,861      12,333       10,612     262,333       9,655        7,934     259,655
      4            27,154      16,332       14,611     266,332      12,718       10,997     262,718
      5            34,811      20,188       18,466     270,188      15,572       13,851     265,572
      6            42,852      23,917       22,387     273,917      18,204       16,674     268,204
      7            51,295      27,518       26,371     277,518      20,598       19,450     270,598
      8            60,159      31,001       30,236     281,001      22,744       21,979     272,744
      9            69,467      34,353       33,971     284,353      24,628       24,245     274,628
     10            79,241      37,567       37,567     287,567      26,225       26,225     276,225
     15           135,945      54,815       54,815     304,815      32,443       32,443     282,443
     20           208,316      64,859       64,859     314,859      25,668       25,668     275,668
     25           300,681      66,070       66,070     316,070           0            0           0
     30           418,565      53,784       53,784     303,784           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,148        2,427     254,148       3,216        1,495     253,216
      2            12,915       8,994        7,273     258,994       7,099        5,378     257,099
      3            19,861      13,962       12,240     263,962      11,027        9,306     261,027
      4            27,154      19,063       17,342     269,063      14,989       13,267     264,989
      5            34,811      24,309       22,588     274,309      18,961       17,240     268,961
      6            42,852      29,720       28,190     279,720      22,927       21,397     272,927
      7            51,295      35,301       34,154     285,301      26,867       25,719     276,867
      8            60,159      41,068       40,303     291,068      30,765       30,000     280,765
      9            69,467      47,013       46,630     297,013      34,602       34,220     284,602
     10            79,241      53,136       53,136     303,136      38,346       38,346     288,346
     15           135,945      90,562       90,562     340,562      58,490       58,490     308,490
     20           208,316     130,563      130,563     380,563      69,268       69,268     319,268
     25           300,681     171,757      171,757     421,757      59,254       59,254     309,254
     30           418,565     208,218      208,218     458,218       6,690        6,690     256,690

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,418        2,696     254,418       3,456        1,735     253,456
      2            12,915       9,836        8,115     259,836       7,824        6,103     257,824
      3            19,861      15,725       14,003     265,725      12,518       10,797     262,518
      4            27,154      22,139       20,418     272,139      17,557       15,836     267,557
      5            34,811      29,140       27,418     279,140      22,952       21,231     272,952
      6            42,852      36,804       35,274     286,804      28,724       27,194     278,724
      7            51,295      45,196       44,049     295,196      34,891       33,743     284,891
      8            60,159      54,403       53,638     304,403      41,480       40,715     291,480
      9            69,467      64,495       64,113     314,495      48,519       48,137     298,519
     10            79,241      75,555       75,555     325,555      56,024       56,024     306,024
     15           135,945     154,063      154,063     404,063     106,187      106,187     356,187
     20           208,316     276,246      276,246     526,246     172,671      172,671     422,671
     25           300,681     469,604      469,604     719,604     256,682      256,682     506,682
     30           418,565     773,767      773,767   1,023,767     350,541      350,541     600,541

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       3,885        2,164     250,000       2,997        1,275     250,000
      2            12,915       8,206        6,485     250,000       6,464        4,742     250,000
      3            19,861      12,381       10,660     250,000       9,777        8,056     250,000
      4            27,154      16,421       14,700     250,000      12,928       11,207     250,000
      5            34,811      20,335       18,614     250,000      15,900       14,179     250,000
      6            42,852      24,139       22,609     250,000      18,684       17,154     250,000
      7            51,295      27,834       26,687     250,000      21,265       20,118     250,000
      8            60,159      31,430       30,665     250,000      23,639       22,874     250,000
      9            69,467      34,918       34,536     250,000      25,795       25,412     250,000
     10            79,241      38,294       38,294     250,000      27,711       27,711     250,000
     15           135,945      56,952       56,952     250,000      36,571       36,571     250,000
     20           208,316      70,419       70,419     250,000      34,519       34,519     250,000
     25           300,681      78,088       78,088     250,000      12,845       12,845     250,000
     30           418,565      76,508       76,508     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,154        2,433     250,000       3,237        1,516     250,000
      2            12,915       9,017        7,296     250,000       7,165        5,443     250,000
      3            19,861      14,016       12,295     250,000      11,168        9,447     250,000
      4            27,154      19,170       17,448     250,000      15,241       13,519     250,000
      5            34,811      24,491       22,770     250,000      19,370       17,649     250,000
      6            42,852      30,006       28,476     250,000      23,549       22,019     250,000
      7            51,295      35,724       34,576     250,000      27,767       26,620     250,000
      8            60,159      41,665       40,900     250,000      32,024       31,259     250,000
      9            69,467      47,831       47,449     250,000      36,312       35,930     250,000
     10            79,241      54,230       54,230     250,000      40,618       40,618     250,000
     15           135,945      94,450       94,450     250,000      66,290       66,290     250,000
     20           208,316     142,807      142,807     250,000      90,980       90,980     250,000
     25           300,681     203,547      203,547     287,418     112,105      112,105     250,000
     30           418,565     275,443      275,443     357,897     122,170      122,170     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,424        2,703     250,000       3,479        1,757     250,000
      2            12,915       9,861        8,140     250,000       7,897        6,176     250,000
      3            19,861      15,787       14,066     250,000      12,679       10,958     250,000
      4            27,154      22,265       20,544     250,000      17,856       16,135     250,000
      5            34,811      29,364       27,642     250,000      23,458       21,737     250,000
      6            42,852      37,168       35,638     250,000      29,524       27,994     250,000
      7            51,295      45,758       44,610     250,000      36,098       34,950     250,000
      8            60,159      55,229       54,464     250,000      43,238       42,473     250,000
      9            69,467      65,673       65,290     250,000      51,009       50,627     250,000
     10            79,241      77,196       77,196     250,000      59,475       59,475     250,000
     15           135,945     161,052      161,052     284,165     120,940      120,940     250,000
     20           208,316     295,284      295,284     462,335     220,002      220,002     344,463
     25           300,681     508,910      508,910     718,607     367,192      367,192     518,493
     30           418,565     843,945      843,945   1,096,580     576,844      576,844     749,523

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       5,731        2,840     250,000       3,169          278     250,000
      2            19,373      12,052        9,160     250,000       6,889        3,998     250,000
      3            29,791      18,031       15,140     250,000      10,257        7,365     250,000
      4            40,731      23,780       20,889     250,000      13,233       10,341     250,000
      5            52,217      29,266       26,375     250,000      15,775       12,884     250,000
      6            64,278      34,634       32,064     250,000      17,848       15,278     250,000
      7            76,942      39,814       37,886     250,000      19,418       17,491     250,000
      8            90,239      44,790       43,505     250,000      20,448       19,163     250,000
      9           104,201      49,573       48,931     250,000      20,895       20,252     250,000
     10           118,861      54,100       54,100     250,000      20,669       20,699     250,000
     15           203,917      78,911       78,911     250,000      12,286       12,286     250,000
     20           312,473      91,868       91,868     250,000           0            0           0
     25           451,021      92,744       92,744     250,000           0            0           0
     30           627,847      71,204       71,204     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%







                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,130        3,238     250,000       3,486          595     250,000
      2            19,373      13,252       10,361     250,000       7,771        4,880     250,000
      3            29,791      20,447       17,556     250,000      11,955        9,064     250,000
      4            40,731      27,828       24,937     250,000      15,993       13,102     250,000
      5            52,217      35,373       32,482     250,000      19,840       16,949     250,000
      6            64,278      43,238       40,668     250,000      23,451       20,881     250,000
      7            76,942      51,369       49,441     250,000      26,791       24,863     250,000
      8            90,239      59,770       58,485     250,000      29,812       28,527     250,000
      9           104,201      68,470       67,828     250,000      32,469       31,826     250,000
     10           118,861      77,434       77,434     250,000      34,694       34,694     250,000
     15           203,917     134,630      134,630     250,000      42,620       42,620     250,000
     20           312,473     204,938      204,938     250,000      17,285       17,285     250,000
     25           451,021     302,279      302,279     317,393           0            0           0
     30           627,847     422,013      422,013     443,113           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,529        3,638     250,000       3,806          914     250,000
      2            19,373      14,503       11,612     250,000       8,697        5,806     250,000
      3            29,791      23,064       20,172     250,000      13,813       10,921     250,000
      4            40,731      32,392       29,500     250,000      19,144       16,252     250,000
      5            52,217      42,544       39,653     250,000      24,684       21,793     250,000
      6            64,278      53,763       51,193     250,000      30,437       27,867     250,000
      7            76,942      66,104       64,176     250,000      36,419       34,492     250,000
      8            90,239      79,690       78,405     250,000      42,648       41,363     250,000
      9           104,201      94,688       94,046     250,000      49,151       48,508     250,000
     10           118,861     111,229      111,229     250,000      55,953       55,953     250,000
     15           203,917     234,985      234,985     251,433     104,356      104,356     250,000
     20           312,473     443,983      443,983     466,183     181,434      181,434     250,000
     25           451,021     788,010      788,010     827,410     341,765      341,765     358,854
     30           627,847   1,345,576    1,345,576   1,412,855     600,469      600,469     630,492

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       5,717        2,826     255,717       3,101          210     253,101
      2            19,373      12,001        9,110     262,001       6,694        3,803     256,694
      3            29,791      17,904       15,013     267,904       9,869        6,978     259,869
      4            40,731      23,535       20,644     273,535      12,579        9,688     262,579
      5            52,217      28,850       25,959     278,850      14,777       11,886     264,777
      6            64,278      34,006       31,436     284,006      16,422       13,852     266,422
      7            76,942      38,916       36,989     288,916      17,481       15,554     267,481
      8            90,239      43,556       42,271     293,556      17,917       16,632     267,917
      9           104,201      47,931       47,288     297,931      17,694       17,051     267,694
     10           118,861      51,951       51,951     301,951      16,762       16,762     266,762
     15           203,917      71,970       71,970     321,970       3,804        3,804     253,804
     20           312,473      72,563       72,563     322,563           0            0           0
     25           451,021      52,537       52,537     302,537           0            0           0
     30           627,847       2,467        2,467     252,467           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,115        3,224     256,115       3,413          522     253,413
      2            19,373      13,197       10,305     263,197       7,554        4,663     257,554
      3            29,791      20,301       17,410     270,301      11,506        8,614     261,506
      4            40,731      27,536       24,645     277,536      15,204       12,313     265,204
      5            52,217      34,858       31,967     284,858      18,583       15,692     268,583
      6            64,278      42,429       39,859     292,429      21,577       19,007     271,557
      7            76,942      50,167       48,239     300,167      24,127       22,199     274,127
      8            90,239      58,051       56,766     308,051      26,164       24,879     276,164
      9           104,201      66,089       65,446     316,089      27,620       26,978     277,620
     10           118,861      74,191       74,191     324,191      28,407       28,407     278,407
     15           203,917     121,924      121,924     371,924      23,882       23,882     273,882
     20           312,473     160,932      160,932     410,932           0            0           0
     25           451,021     186,692      186,692     436,692           0            0           0
     30           627,847     183,085      183,085     433,085           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,514        3,623     256,514       3,728          837     253,728
      2            19,373      14,442       11,550     264,442       8,457        5,566     258,457
      3            29,791      22,898       20,007     272,898      13,296       10,404     263,296
      4            40,731      32,047       29,156     282,047      18,198       15,307     268,198
      5            52,217      41,912       39,020     291,912      23,115       20,224     273,115
      6            64,278      52,729       50,159     302,729      27,994       25,424     277,994
      7            76,942      64,505       62,577     314,505      32,700       30,863     282,790
      8            90,239      77,310       76,025     327,310      37,444       36,159     287,444
      9           104,201      91,253       90,611     341,253      41,893       41,250     291,893
     10           118,861     106,357      106,357     356,357      46,052       46,052     296,052
     15           203,917     211,553      211,553     461,553      64,934       64,934     314,934
     20           312,473     361,900      361,900     611,900      50,322       50,322     300,322
     25           451,021     586,015      586,015     836,015           0            0           0
     30           627,847     917,612      917,612   1,167,612           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       5,731        2,840     250,000       3,169          278     250,000
      2            19,373      12,052        9,160     250,000       6,889        3,998     250,000
      3            29,791      18,031       15,140     250,000      10,257        7,365     250,000
      4            40,731      23,780       20,889     250,000      13,233       10,341     250,000
      5            52,217      29,266       26,375     250,000      15,775       12,884     250,000
      6            64,278      34,634       32,064     250,000      17,848       15,278     250,000
      7            76,942      39,814       37,886     250,000      19,418       17,491     250,000
      8            90,239      44,790       43,505     250,000      20,448       19,163     250,000
      9           104,201      49,573       48,931     250,000      20,895       20,252     250,000
     10           118,861      54,100       54,100     250,000      20,699       20,699     250,000
     15           203,917      78,911       78,911     250,000      12,286       12,286     250,000
     20           312,473      91,868       91,868     250,000           0            0           0
     25           451,021      92,744       92,744     250,000           0            0           0
     30           627,847      71,204       71,204     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,130        3,238     250,000       3,486          595     250,000
      2            19,373      13,252       10,361     250,000       7,771        4,880     250,000
      3            29,791      20,447       17,556     250,000      11,955        9,064     250,000
      4            40,731      27,828       24,937     250,000      15,993       13,102     250,000
      5            52,217      35,373       32,482     250,000      19,840       16,949     250,000
      6            64,278      43,238       40,668     250,000      23,451       20,881     250,000
      7            76,942      51,369       49,441     250,000      26,791       24,863     250,000
      8            90,239      59,770       58,485     250,000      29,812       28,527     250,000
      9           104,201      68,470       67,828     250,000      32,469       31,826     250,000
     10           118,861      77,434       77,434     250,000      34,694       34,694     250,000
     15           203,917     134,630      134,630     250,000      42,620       42,620     250,000
     20           312,473     204,517      204,517     265,740      17,285       17,285     250,000
     25           451,021     290,343      290,343     352,808           0            0           0
     30           627,847     389,926      389,926     450,637           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,529        3,638     250,000       3,806          914     250,000
      2            19,373      14,503       11,612     250,000       8,697        5,806     250,000
      3            29,791      23,064       20,172     250,000      13,813       10,921     250,000
      4            40,731      32,392       29,500     250,000      19,144       16,252     250,000
      5            52,217      42,544       39,653     250,000      24,684       21,793     250,000
      6            64,278      53,763       51,193     250,000      30,437       27,867     250,000
      7            76,942      66,104       64,176     250,000      36,419       34,492     250,000
      8            90,239      79,690       78,405     250,000      42,648       41,363     250,000
      9           104,201      94,688       94,046     250,000      49,151       48,508     250,000
     10           118,861     111,229      111,229     250,000      55,953       55,953     250,000
     15           203,917     233,231      233,231     329,334     104,356      104,356     250,000
     20           312,473     423,884      423,884     550,773     181,434      181,434     250,000
     25           451,021     722,628      722,628     878,094     315,597      315,597     383,494
     30           627,847   1,184,450    1,184,450   1,368,869     501,805      501,805     579,936

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
-------------------------------------------------------------------------------


                                      VERSION B

APPENDIX
ILLUSTRATION OF POLICY VALUES

In order to show you how the Policy works, we created some hypothetical examples. We chose two males ages 50 and 60 . Our hypothetical insureds are non-smokers and in good health which means the Policy would be issued with preferred rates. For each of the two examples, we've illustrated all three available Death Benefit Options; Option A, Option B and Option C. We assumed ongoing annual premiums paid of $6,000 for the 50-year-old example and $9,000 for the 60-year-old example.

All of the illustrations that follow are based on the above. We also assumed the underlying investment portfolio had gross rates of return of 0%, 6% and 12 %. This means that the underlying investment portfolio would earn these rates of return before the deduction of the Mortality and Expense Risk Charge (equivalent to .55% for Policy Years 1-10, .45% for Policy Years 11-20 and .35% thereafter) and advisory fee and operating expenses (equal to approximately .94%). When these costs are taken into account, the net annual investment return rates (net of an average of 1.49% for these charges) are approximately -1.49, 4.51% and 10.51%.

It is important to be aware that these illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Cash Value, Cash Surrender Value and Death Benefit.

We used the charges we described in the Expenses Section of the Prospectus. These charges are:

(1) A Federal Tax Charge of 1.3% and a Premium Tax Charge of 2.35% of each premium paid;

(2) A first year Sales Charge of 15% of premium up to Target Premium, 5% of premium above Target Premium. (The Sales Charge decreases to 5% of premium paid in Policy Years 2-10 and 2% of premium paid in Policy Years 11 and thereafter);

(3) A Monthly Policy Charge of $25 for the first Policy Year, decreasing to $6 per month thereafter;

(4) During the first ten years, a monthly Selection and Issue Expense Charge, generally ranging from four cents to one dollar per $1,000 of Face Amount;

(5) The Monthly Cost of Insurance Charge, based on both the current charges and the guaranteed charges;

(6) Any Surrender Charge which may be applicable in determining the Cash Surrender Values.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the annual premiums paid would grow if invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed insured's age, risk classification, Face Amount, premiums paid and reflecting both the current cost of insurance and guaranteed cost of insurance.

                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration


                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option A Face Amount of $250,000



           Assuming Hypothetical Gross Annual Investment Return of 0%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       3,884        2,163     250,000       2,996        1,275     250,000
      2            12,915       8,204        6,482     250,000       6,461        4,740     250,000
      3            19,861      12,376       10,655     250,000       9,773        8,051     250,000
      4            27,154      16,413       14,692     250,000      12,921       11,199     250,000
      5            34,811      20,322       18,601     250,000      15,890       14,168     250,000
      6            42,852      24,121       22,591     250,000      18,669       17,139     250,000
      7            51,295      27,811       26,663     250,000      21,246       20,098     250,000
      8            60,159      31,400       30,635     250,000      23,614       22,849     250,000
      9            69,467      34,881       34,499     250,000      25,764       25,382     250,000
     10            79,241      38,249       38,249     250,000      27,675       27,675     250,000
     15           135,945      56,857       56,857     250,000      36,498       36,498     250,000
     20           208,316      70,257       70,257     250,000      34,399       34,399     250,000
     25           300,681      77,842       77,842     250,000      12,674       12,674     250,000
     30           418,565      76,153       76,153     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration



                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


               Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,153        2,432     250,000       3,236        1,515     250,000
      2            12,915       9,044        7,293     250,000       7,162        5,441     250,000
      3            19,861      14,011       12,289     250,000      11,163        9,442     250,000
      4            27,154      19,160       17,439     250,000      15,232       13,511     250,000
      5            34,811      24,476       22,755     250,000      19,357       17,636     250,000
      6            42,852      29,984       28,454     250,000      23,530       22,000     250,000
      7            51,295      35,694       34,546     250,000      27,742       26,595     250,000
      8            60,159      41,625       40,860     250,000      31,991       31,226     250,000
      9            69,467      47,780       47,397     250,000      36,270       35,888     250,000
     10            79,241      54,166       54,166     250,000      40,565       40,565     250,000
     15           135,945      94,283       94,283     250,000      66,155       66,155     250,000
     20           208,316     142,451      142,451     250,000      90,693       90,693     250,000
     25           300,681     204,145      204,145     250,000     111,527      111,527     250,000
     30           418,565     286,172      286,172     300,481     120,968      120,968     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option A Face Amount of $250,000





       Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,423        2,702     250,000       3,478        1,757     250,000
      2            12,915       9,859        8,137     250,000       7,894        6,173     250,000
      3            19,861      15,781       14,060     250,000      12,674       10,952     250,000
      4            27,154      22,254       20,533     250,000      17,847       16,126     250,000
      5            34,811      29,346       27,625     250,000      23,443       21,722     250,000
      6            42,852      37,142       35,612     250,000      29,502       27,972     250,000
      7            51,295      45,719       44,572     250,000      36,066       34,919     250,000
      8            60,159      55,176       54,411     250,000      43,194       42,429     250,000
      9            69,467      65,602       65,220     250,000      50,951       50,568     250,000
     10            79,241      77,103       77,103     250,000      59,399       59,399     250,000
     15           135,945     160,901      160,901     250,000     120,693      120,693     250,000
     20           208,316     301,105      301,105     349,282     224,760      224,760     260,722
     25           300,681     534,233      534,233     571,629     403,204      403,204     431,428
     30           418,565     920,366      920,366     966,384     696,608      696,608     731,438

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%


                             CURRENT CHARGES*                         GUARANTEED CHARGES**
                             ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       3,879        2,158     253,879       2,976        1,255     252,976
      2            12,915       8,183        6,462     258,183       6,402        4,681     256,402
      3            19,861      12,328       10,607     262,328       9,651        7,930     259,651
      4            27,154      16,323       14,602     266,323      12,711       10,989     262,711
      5            34,811      20,175       18,453     270,175      15,562       13,840     265,562
      6            42,852      23,899       22,369     273,899      18,190       16,660     268,190
      7            51,295      27,495       26,348     277,495      20,579       19,432     270,579
      8            60,159      30,972       30,207     280,972      22,720       21,955     272,720
      9            69,467      34,317       33,934     284,317      24,599       24,217     274,599
     10            79,241      37,523       37,523     287,523      26,191       26,191     276,191
     15           135,945      54,725       54,725     304,725      32,379       32,379     282,379
     20           208,316      64,712       64,712     314,712      25,575       25,575     275,575
     25           300,681      65,863       65,863     315,863           0            0           0
     30           418,565      53,526       53,526     303,526           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,148        2,426     254,148       3,215        1,494     253,215
      2            12,915       8,992        7,270     258,992       7,096        5,375     257,096
      3            19,861      13,956       12,235     263,956      11,023        9,301     261,023
      4            27,154      19,053       17,332     269,053      14,981       13,259     264,981
      5            34,811      24,294       22,572     274,294      18,949       17,227     269,949
      6            42,852      29,699       28,169     279,699      22,910       21,380     272,910
      7            51,295      35,272       34,124     285,272      26,843       25,695     276,843
      8            60,159      41,028       40,263     291,028      30,734       29,969     280,734
      9            69,467      46,963       46,580     296,963      34,563       34,180     284,563
     10            79,241      53,073       53,073     303,073      38,297       38,297     288,297
     15           135,945      90,403       90,403     340,403      58,372       58,372     308,372
     20           208,316     130,240      130,240     380,240      69,046       69,046     319,046
     25           300,681     171,183      171,183     421,183      58,899       58,899     308,899
     30           418,565     207,284      207,284     457,284       6,200        6,200     256,200

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,417        2,696     254,417       3,456        1,734     253,456
      2            12,915       9,834        8,112     259,834       7,822        6,101     257,822
      3            19,861      15,718       13,997     265,718      12,513       10,792     262,513
      4            27,154      22,128       20,407     272,128      17,548       15,826     267,548
      5            34,811      29,122       27,401     279,122      22,938       21,216     272,938
      6            42,852      36,777       35,247     286,777      28,702       27,172     278,702
      7            51,295      45,159       44,011     295,159      34,860       33,712     284,860
      8            60,159      54,351       53,586     304,351      41,438       40,673     291,438
      9            69,467      64,426       64,043     314,426      48,464       48,081     298,464
     10            79,241      75,464       75,464     325,464      55,951       55,951     305,951
     15           135,945     153,780      153,780     403,780     105,971      105,971     355,971
     20           208,316     275,527      275,527     525,527     172,148      172,148     422,148
     25           300,681     467,974      467,974     717,974     255,557      255,557     505,557
     30           418,565     770,334      770,334   1,020,334     348,308      348,308     598,308

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       3,884        2,163     250,000       2,996        1,275     250,000
      2            12,915       8,204        6,482     250,000       6,461        4,740     250,000
      3            19,861      12,376       10,655     250,000       9,773        8,051     250,000
      4            27,154      16,413       14,692     250,000      12,921       11,199     250,000
      5            34,811      20,322       18,601     250,000      15,890       14,168     250,000
      6            42,852      24,121       22,591     250,000      18,669       17,139     250,000
      7            51,295      27,811       26,663     250,000      21,246       20,098     250,000
      8            60,159      31,400       30,635     250,000      23,614       22,849     250,000
      9            69,467      34,881       34,499     250,000      25,764       25,382     250,000
     10            79,241      38,249       38,249     250,000      27,675       27,675     250,000
     15           135,945      56,857       56,857     250,000      36,498       36,498     250,000
     20           208,316      70,257       70,257     250,000      34,399       34,399     250,000
     25           300,681      77,842       77,842     250,000      12,674       12,674     250,000
     30           418,565      76,153       76,153     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,153        2,432     250,000       3,236        1,515     250,000
      2            12,915       9,014        7,293     250,000       7,162        5,441     250,000
      3            19,861      14,011       12,289     250,000      11,163        9,442     250,000
      4            27,154      19,160       17,439     250,000      15,232       13,511     250,000
      5            34,811      24,476       22,755     250,000      19,357       17,636     250,000
      6            42,852      29,984       28,454     250,000      23,530       22,000     250,000
      7            51,295      35,694       34,546     250,000      27,742       26,595     250,000
      8            60,159      41,625       40,860     250,000      31,991       31,226     250,000
      9            69,467      47,780       47,397     250,000      36,270       35,888     250,000
     10            79,241      54,166       54,166     250,000      40,565       40,565     250,000
     15           135,945      94,283       94,283     250,000      66,155       66,155     250,000
     20           208,316     142,451      142,451     250,000      90,693       90,693     250,000
     25           300,681     202,909      202,909     286,518     111,527      111,527     250,000
     30           418,565     274,422      274,422     356,570     120,968      120,968     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 50, Preferred Rate Class
      $6,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             6,300       4,423        2,702     250,000       3,478        1,757     250,000
      2            12,915       9,859        8,137     250,000       7,894        6,173     250,000
      3            19,861      15,781       14,060     250,000      12,674       10,952     250,000
      4            27,154      22,254       20,533     250,000      17,847       16,126     250,000
      5            34,811      29,346       27,625     250,000      23,443       21,722     250,000
      6            42,852      37,142       35,612     250,000      29,502       27,972     250,000
      7            51,295      45,719       44,572     250,000      36,066       34,919     250,000
      8            60,159      55,176       54,411     250,000      43,194       42,429     250,000
      9            69,467      65,602       65,220     250,000      50,951       50,568     250,000
     10            79,241      77,103       77,103     250,000      59,399       59,399     250,000
     15           135,945     160,758      160,758     283,645     120,693      120,693     250,000
     20           208,316     294,553      294,553     461,191     219,410      219,410     343,538
     25           300,681     507,287      507,287     716,315     365,976      365,976     516,776
     30           418,565     840,609      840,609   1,092,245     574,534      574,534     746,521

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       5,730        2,838     250,000       3,168          277     250,000
      2            19,373      12,048        9,156     250,000       6,868        3,995     250,000
      3            29,791      18,023       15,132     250,000      10,251        7,360     250,000
      4            40,731      23,767       20,876     250,000      13,224       10,333     250,000
      5            52,217      29,247       26,356     250,000      15,763       12,872     250,000
      6            64,278      34,608       32,038     250,000      17,831       15,261     250,000
      7            76,942      39,779       37,852     250,000      19,396       17,469     250,000
      8            90,239      44,746       43,461     250,000      20,421       19,136     250,000
      9           104,201      49,519       48,876     250,000      20,862       20,220     250,000
     10           118,861      54,035       54,035     250,000      20,661       20,661     250,000
     15           203,917      78,772       78,772     250,000      12,217       12,217     250,000
     20           312,473      91,621       91,621     250,000           0            0           0
     25           451,021      92,342       92,342     250,000           0            0           0
     30           627,847      70,555       70,555     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.







THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,128        3,237     250,000       3,485          594     250,000
      2            19,373      13,248       10,357     250,000       7,768        4,877     250,000
      3            29,791      20,438       17,547     250,000      11,949        9,058     250,000
      4            40,731      27,813       24,922     250,000      15,983       13,092     250,000
      5            52,217      35,351       32,460     250,000      19,825       16,934     250,000
      6            64,278      43,206       40,636     250,000      23,430       20,860     250,000
      7            76,942      51,325       49,367     250,000      26,762       24,835     250,000
      8            90,239      59,712       58,427     250,000      29,775       28,490     250,000
      9           104,201      68,395       67,753     250,000      32,422       31,779     250,000
     10           118,861      77,339       77,339     250,000      34,636       34,636     250,000
     15           203,917     134,380      134,380     250,000      42,475       42,475     250,000
     20           312,473     204,374      204,374     250,000      16,973       16,973     250,000
     25           451,021     301,245      301,245     316,307           0            0           0
     30           627,847     420,341      420,341     441,358           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%


                             CURRENT CHARGES*                         GUARANTEED CHARGES**
                             ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,528        3,636     250,000       3,804          913     250,000
      2            19,373      14,499       11,608     250,000       8,694        5,803     250,000
      3            29,791      23,054       20,163     250,000      13,806       10,915     250,000
      4            40,731      32,375       29,484     250,000      19,132       16,241     250,000
      5            52,217      42,518       39,627     250,000      24,666       21,775     250,000
      6            64,278      53,723       51,153     250,000      30,411       27,841     250,000
      7            76,942      66,047       64,120     250,000      36,382       34,454     250,000
      8            90,239      79,613       78,328     250,000      42,597       41,312     250,000
      9           104,201      94,584       93,942     250,000      49,083       48,441     250,000
     10           118,861     111,092      111,092     250,000      55,865       55,865     250,000
     15           203,917     234,534      234,534     250,951     104,067      104,067     250,000
     20           312,473     442,852      442,852     464,995     180,544      180,544     250,000
     25           451,021     785,443      785,443     824,715     339,689      339,689     356,674
     30           627,847   1,340,161    1,340,161   1,407,169     596,630      596,630     626,462

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       5,716        2,825     255,716       3,100          208     253,100
      2            19,373      11,997        9,106     261,997       6,691        3,800     256,691
      3            29,791      17,896       15,005     267,896       9,863        6,972     259,863
      4            40,731      23,522       20,631     273,522      12,571        9,680     262,571
      5            52,217      28,831       25,940     278,831      14,766       11,874     264,766
      6            64,278      33,980       31,410     283,980      16,407       13,837     266,407
      7            76,942      38,882       36,955     288,882      17,462       15,534     267,462
      8            90,239      43,514       42,229     293,514      17,896       16,608     267,893
      9           104,201      47,879       47,236     297,879      17,666       17,023     267,666
     10           118,861      51,889       51,889     301,889      16,730       16,730     266,730
     15           203,917      71,845       71,845     321,845       3,752        3,758     253,758
     20           312,473      72,369       72,369     322,369           0            0           0
     25           451,021      52,287       52,287     302,287           0            0           0
     30           627,847       2,199        2,199     252,199           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,114        3,223     256,114       3,412          521     253,412
      2            19,373      13,192       10,301     263,192       7,551        4,660     257,551
      3            29,791      20,293       17,401     270,293      11,500        8,608     261,500
      4            40,731      27,522       24,631     277,522      15,195       12,304     265,195
      5            52,217      34,836       31,945     284,836      18,569       15,678     268,569
      6            64,278      42,397       39,827     292,397      21,558       18,988     271,558
      7            76,942      50,124       48,196     300,124      24,101       22,174     274,101
      8            90,239      57,994       56,709     307,994      26,132       24,847     276,132
      9           104,201      66,016       65,374     316,016      27,580       26,938     277,580
     10           118,861      74,101       74,101     324,101      28,359       28,359     278,359
     15           203,917     121,700      121,700     371,700      23,786       23,786     273,786
     20           312,473     160,493      160,493     410,493           0            0           0
     25           451,021     185,943      185,943     435,943           0            0           0
     30           627,847     181,932      181,932     431,932           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,512        3,621     256,512       3,727          836     253,727
      2            19,373      14,437       11,546     264,437       8,454        5,563     258,454
      3            29,791      22,889       19,997     272,889      13,289       10,398     263,289
      4            40,731      32,031       29,140     282,031      18,188       15,296     268,188
      5            52,217      41,886       38,994     291,886      23,098       20,207     273,098
      6            64,278      52,690       50,120     302,690      27,970       25,400     277,970
      7            76,942      64,450       62,522     314,450      32,757       30,829     282,757
      8            90,239      77,235       75,950     327,235      37,399       36,114     287,399
      9           104,201      91,153       90,511     341,153      41,835       41,193     291,835
     10           118,861     106,227      106,227     356,227      45,979       45,979     295,979
     15           203,917     211,151      211,151     461,151      64,741       64,741     314,741
     20           312,473     360,899      360,899     610,899      49,924       49,924     299,924
     25           451,021     583,795      583,795     833,795           0            0           0
     30           627,847     913,042      913,042   1,163,042           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       5,730        2,838     250,000       3,168          277     250,000
      2            19,373      12,048        9,156     250,000       6,868        3,995     250,000
      3            29,791      18,023       15,132     250,000      10,251        7,360     250,000
      4            40,731      23,767       20,876     250,000      13,224       10,333     250,000
      5            52,217      29,247       26,356     250,000      15,763       12,872     250,000
      6            64,278      34,608       32,038     250,000      17,831       15,261     250,000
      7            76,942      39,779       37,852     250,000      19,396       17,469     250,000
      8            90,239      44,746       43,461     250,000      20,421       19,136     250,000
      9           104,201      49,519       48,876     250,000      20,862       20,220     250,000
     10           118,861      54,035       54,035     250,000      20,661       20,661     250,000
     15           203,917      78,772       78,772     250,000      12,217       12,217     250,000
     20           312,473      91,621       91,621     250,000           0            0           0
     25           451,021      92,342       92,342     250,000           0            0           0
     30           627,847      70,555       70,555     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%




                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,128        3,237     250,000       3,485          594     250,000
      2            19,373      13,248       10,357     250,000       7,768        4,877     250,000
      3            29,791      20,438       17,547     250,000      11,949        9,058     250,000
      4            40,731      27,813       24,922     250,000      15,983       13,092     250,000
      5            52,217      35,351       32,460     250,000      19,825       16,934     250,000
      6            64,278      43,206       40,636     250,000      23,430       20,860     250,000
      7            76,942      51,325       49,367     250,000      26,762       24,835     250,000
      8            90,239      59,712       58,427     250,000      29,775       28,490     250,000
      9           104,201      68,395       67,753     250,000      32,422       31,779     250,000
     10           118,861      77,339       77,339     250,000      34,636       34,636     250,000
     15           203,917     134,380      134,380     250,000      42,475       42,475     250,000
     20           312,473     203,978      203,978     265,038      16,973       16,973     250,000
     25           451,021     289,436      289,436     351,705           0            0           0
     30           627,847     388,492      388,492     448,980           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                   Single Life
                    Male, Issue Age 60, Preferred Rate Class
      $9,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%




                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             9,450       6,528        3,636     250,000       3,804          913     250,000
      2            19,373      14,499       11,608     250,000       8,694        5,803     250,000
      3            29,791      23,054       20,163     250,000      13,806       10,915     250,000
      4            40,731      32,375       29,484     250,000      19,132       16,241     250,000
      5            52,217      42,518       39,627     250,000      24,666       21,775     250,000
      6            64,278      53,723       51,153     250,000      30,411       27,841     250,000
      7            76,942      66,047       64,120     250,000      36,382       34,454     250,000
      8            90,239      79,613       78,328     250,000      42,597       41,312     250,000
      9           104,201      94,584       93,942     250,000      49,083       48,441     250,000
     10           118,861     111,092      111,092     250,000      55,865       55,865     250,000
     15           203,917     232,802      232,802     328,728     104,067      104,067     250,000
     20           312,473     422,835      422,835     549,410     180,544      180,544     250,000
     25           451,021     720,331      720,331     875,304     313,969      313,969     381,516
     30           627,847   1,179,792    1,179,792   1,363,486     499,044      499,044     576,745

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.




                                     PART II

                           UNDERTAKING TO FILE REPORTS

     a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

     b. Pursuant to Investment Company Act Section 26(e), Cova Financial Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article V, Section 9) provide that:

This corporation shall indemnify, to the fullest extent allowed by California law, its present and former directors and officers against expenses, judgements, fines, settlements, and other amounts incurred in connection with and proceeding or threatened proceeding brought against such directors or officers in their capacity as such. Such indemnification shall be made in accordance with procedures set forth by California Law. Sums for expenses incurred in defending any such proceeding may also be advanced to any such director or officer to the extent and under the conditions provided by California law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:


     The facing sheet

     The Prospectus consisting of 115 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1.   Resolution of the Board of Directors of the Company*
     2.   Not Applicable
     3.a. Form of Principal Underwriter's Agreement
     3.b. Selling Agreement
     3.c. Schedules of Commissions
     4.   Not Applicable
     5.   Flexible Premium Variable Life Insurance Policy++
     5.a. Accelerated Benefit Rider++
     5.b. Anniversary Partial Withdrawal Rider++
     5.c. Guaranteed Survivor Plus Purchase Option Rider++
     5.d. Lifetime Coverage Rider++
     5.e. Secondary Guarantee Rider++
     5.f. Supplemental Coverage Rider++
     5.g. Waiver of Monthly Deduction Rider++
     5.h. Waiver of Specified Premium Rider++
     6.a. Articles of Incorporation of the Company**
     6.b. Bylaws of the Company**
     7.   Not Applicable
     8.   Not Applicable
     9.a. Form of Fund Participation Agreement by and among AIM Variable
          Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company***
     9.b. Form of Participation Agreement among Templeton Variable Products
          Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Life Insurance Company****
     9.c. Form of Fund Participation  Agreement among Oppenheimer Variable
          Account Funds, OppenheimerFunds, Inc. and Cova Financial Life Insurance Company***
     9.d. Form of Fund Participation Agreement among Putnam Variable Trust,
          Putnum  Mutual  Funds Corp.  and Cova  Financial  Life  Insurance
          Company***
     9.e. Form of Fund Participation Agreement among Investors Fund Series,
          Zurich Kemper Investments, Inc., Zurich Kemper Distributors, Inc. and Cova Financial Life Insurance Company***
     9.f. Form of  Participation  Agreement  by and between  Goldman  Sachs
          Variable Insurance Trust, Goldman, Sachs & Co. and Cova Financial Life Insurance Company***
    9.g.  Form  of   Participation   Agreement   among   Liberty   Variable
          Investment Trust, Liberty Financial Investments, Inc. and Cova Financial Life Insurance Company***
    9.h. Form of Fund Participation Agreement among Cova Financial Life Insurance Company, Cova Life Sales Company, Alliance Capital Management LP and Alliance Fund Distributors, Inc.+
    9.i. Form of Participation Agreement among Russell Insurance Funds, Russell Fund Distributors, Inc. and Cova Financial Life Insurance Company***
    9.j. Form of Fund Participation Agreement among MFS Variable Insurance Trust, Cova Financial Life Insurance Company and Massachusetts Financial Services Company+
     10.  Application Forms++

     11.  Powers of Attorney*

B.   Opinion and Consent of Counsel

C.   Consent of Actuary

D.   Consent of Independent Auditors

*Incorporated by reference to initial Form S-6 filed electronically on October 9, 1997.
**Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 (File No. 333-37559) electronically filed on November 13, 1997.
***Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File No. 333-34817) as filed electronically on February 11, 1998. ****Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 (File No. 333-37559) as filed electronically on April 30, 1999.
+Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4
 (File No. 333-34817) as filed electronically on November 19, 1997. ++Incorporated by reference to Form S-6
(File No. 333-83183) as electronically filed on July 19, 1999.


                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Oakbrook Terrace and State of Illinois on this 21st day of October, 1999.

                                      COVA VARIABLE LIFE ACCOUNT FIVE

                                      Registrant

                                 By:  COVA FINANCIAL LIFE INSURANCE COMPANY

                                 By: /s/BERNARD J. SPAULDING
                                    ______________________________
                                    Senior Vice President, General
                                    Counsel and Secretary

                                      COVA FINANCIAL LIFE INSURANCE COMPANY

Attest:


/s/PATRICIA E. GUBBE                 /s/BERNARD J. SPAULDING
________________________         By: ______________________________
                                     Senior Vice President, General
Vice President                       Counsel and Secretary
------------------------
   Title

Pursuant to the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                                         Chairman of the Board and
----------------------                   Director                                      -------
Richard A. Liddy                                                                         Date

/s/LORRY J. STENSRUD                     President and Director                       10/21/99
--------------------                                                                   -------
Lorry J. Stensrud                                                                        Date

                                         Director
--------------------                                                                   -------
J. Robert Hopson                                                                         Date

William C. Mair*                         Director                                      10/21/99
-----------------------                                                                -------
William C. Mair                                                                          Date

E. Thomas Hughes, Jr.*                                                                 10/21/99
----------------------                   Treasurer and Director                        -------
E. Thomas Hughes, Jr.                                                                    Date

Matthew P. McCauley*                     Director                                      10/21/99
----------------------                                                                 -------
Matthew P. McCauley                                                                      Date

John W. Barber*                          Director                                      10/21/99
----------------------                                                                 -------
John W. Barber                                                                           Date


/s/MARK E. REYNOLDS                      Director                                     10/21/99
----------------------                                                                 -------
Mark E. Reynolds                                                                         Date

/s/J. TERRI TANAKA                                                                    10/21/99
----------------------                   Director                                      -------
J. Terri Tanaka                                                                          Date

/s/PETER L. WITKEWIZ                    Controller                                    10/21/99
----------------------                                                                 -------
Peter L. Witkewiz                                                                        Date

                                  *By: /s/LORRY J. STENSRUD
                                       ______________________________________
                                       Lorry J. Stensrud, Attorney-in-Fact



                               INDEX TO EXHIBITS



EX-99.A3.a.  Principal Underwriter's Agreement
EX-99.A3.b.  Selling Agreement
EX-99.A3.c.  Schedules of Commissions
EX-99.B      Opinion and Consent of Counsel
EX-99.C      Consent of Actuary
EX-99.D      Consent of Independent Auditors